NO ACT

PE
1-12-12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025681

Received SEC
FEB 24 2012
Washington, DC 20549

February 24, 2012

Frances S. Chang
PG&E Corporation
fsc5@pge.com

Act: 1934
Section: 14a-8
Rule: 14a-8
Public
Availability: 2-24-12

Re: PG&E Corporation
Incoming letter dated January 12, 2012

Dear Ms. Chang:

This is in response to your letters dated January 12, 2012 and February 17, 2012 concerning the shareholder proposal submitted to PG&E by the Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490. We also have received letters on the proponent's behalf dated January 12, 2012, January 23, 2012, February 17, 2012 and February 19, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

February 24, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: PG&E Corporation
Incoming letter dated January 12, 2012

The proposal requests that the board adopt a policy prohibiting the chief executive officer from serving on the board of directors of more than one public company that has a market capitalization of more than $200 million.

There appears to be some basis for your view that PG&E may exclude the proposal under rule 14a-8(i)(7), as relating to PG&E's ordinary business operations. In our view, the proposal focuses on concerns that the chief executive officer may be "potentially distracted" by his service on the boards of directors of other public companies. As we regard policies about employees' ability to serve on the boards of outside organizations to be a matter of ordinary business, we will not recommend enforcement action to the Commission if PG&E omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which PG&E relies.

Sincerely,

Mark F. Vilardo
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 19, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
PG&E Corporation (PCG)
One Other Board Topic
Ray T. Chevedden

Ladies and Gentlemen:

This responds to the much belated February 17, 2012 company request to avoid this rule 14a-8 proposal. The company fails to explain why it delayed from the cited January 31, 2012 Boeing Staff Reply Letter until February 17, 2012 to submit a simple no action request.

A Chairman/CEO serving on multiple outside boards is of vastly greater importance to shareholders and governance monitoring by shareholders than a $200,000 employee serving on multiple outside boards.

From the prospective of monitoring corporate governance there is a significant difference between a Named Executive Officer and a $200,000 employee. It is critical to shareholders that the company's Chairman/CEO, the highest-ranking Named Executive Officer, have the time to fulfill his obligations to shareholders.

PG&E Blast Costs May Top $1.7 Billion, from *The Wall Street Journal*, February 17, 2012, graphically illustrates challenges that the company's Chairman/CEO faces now and supports increased shareholder concern.

The rule 14a-8 proposal submitted to PG&E is consistent with this text in Staff Legal Bulletin 14 regarding the distinction between senior executives and general employees:

5. When do our responses afford shareholders an opportunity to revise their proposals and supporting statements?

We may, under limited circumstances, permit shareholders to revise their proposals and supporting statements. The following table provides examples of the rule 14a-8 bases under which we typically allow revisions, as well as the types of permissible changes:

Basis Type of revision that we may permit ...
Rule 14a-8(i)(7) If it is unclear whether the proposal focuses on senior executive compensation or director compensation, as opposed to general employee compensation, we may permit the shareholder to make this clarification.

Due to the untimeliness of the PG&E no action request, it is respectfully requested that the Staff not consider any further input from PG&E. Additionally is respectfully requested that the proponent have sufficient time to submit further rebuttal to the February 17, 2012 company request.

This is to request that the Office of Chief Counsel allow this resolution to stand as submitted and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: Ray T. Chevedden

David Kelly <dmkc@pge.com>

U.S. Securities and Exchange Commission

Division of Corporation Finance: Staff Legal Bulletin No. 14

Shareholder Proposals

Action: Publication of CF Staff Legal Bulletin

Date: July 13, 2001

Summary: This staff legal bulletin provides information for companies and shareholders on rule 14a-8 of the Securities Exchange Act of 1934.

Supplementary Information: The statements in this legal bulletin represent the views of the Division of Corporation Finance. This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission. Further, the Commission has neither approved nor disapproved its content.

Contact Person: For further information, please contact Jonathan Ingram, Michael Coco, Lillian Cummins or Keir Gumbs at (202) 942-2900.

Note: *This bulletin is also available in MS Word and PDF (Adobe Acrobat) formats for ease in printing.*

- Download Staff Legal Bulletin 14 (Word) now (file size: approx. 239 KB)
- Download Staff Legal Bulletin 14 (PDF) now (file size: approx. 425 KB)

A. What is the purpose of this bulletin?

The Division of Corporation Finance processes hundreds of rule 14a-8 no-action requests each year. We believe that companies and shareholders may benefit from information that we can provide based on our experience in processing these requests. Therefore, we prepared this bulletin in order to

- explain the rule 14a-8 no-action process, as well as our role in this process;
- provide guidance to companies and shareholders by expressing our views on some issues and questions that commonly arise under rule 14a-8; and
- suggest ways in which both companies and shareholders can facilitate our review of no-action requests.

3. If the shareholder decides to make revisions to his or her proposal after the company has submitted its no-action request, must the company address those revisions?

No, but it *may* address the shareholder's revisions. We base our no-action response on the proposal included in the company's no-action request. Therefore, if the company indicates in a letter to us and the shareholder that it acknowledges and accepts the shareholder's changes, we will base our response on the revised proposal. Otherwise, we will base our response on the proposal contained in the company's original no-action request. Again, it is important for shareholders to note that, depending on the nature and timing of the changes, a revised proposal could be subject to exclusion under rule 14a-8(c), rule 14a-8(e), or both.

4. If the shareholder decides to make revisions to his or her proposal after the company has submitted its no-action request, should the shareholder provide a copy of the revisions to us?

Yes. All shareholder correspondence relating to the no-action request should be sent to us and the company. However, under rule 14a-8, no-action requests and shareholder responses to those requests are submitted to us. The proposals themselves are not submitted to us. Because proposals are submitted to companies for inclusion in their proxy materials, we will not address revised proposals unless the company chooses to acknowledge the changes.

5. When do our responses afford shareholders an opportunity to revise their proposals and supporting statements?

We may, under limited circumstances, permit shareholders to revise their proposals and supporting statements. The following table provides examples of the rule 14a-8 bases under which we typically allow revisions, as well as the types of permissible changes:

Basis	Type of revision that we may permit
Rule 14a-8(i)(1)	When a proposal would be binding on the company if approved by shareholders, we may permit the shareholder to revise the proposal to a recommendation or request that the board of directors take the action specified in the proposal.
Rule 14a-8(i)(2)	If implementing the proposal would require the company to breach existing contractual obligations, we may permit the shareholder to revise the proposal so that it applies only to the company's future contractual obligations.
Rule 14a-8(i)(3)	If the proposal contains specific statements that may be materially false or misleading or irrelevant to the subject matter of the proposal, we may permit the shareholder to revise or delete these statements. Also, if the proposal or supporting statement contains vague terms, we may, in rare circumstances, permit the shareholder to clarify these terms.

Rule 14a-8(i)(6)	Same as rule 14a-8(i)(2), above.
Rule 14a-8(i)(7)	If it is unclear whether the proposal focuses on senior executive compensation or director compensation, as opposed to general employee compensation, we may permit the shareholder to make this clarification.
Rule 14a-8(i)(8)	If implementing the proposal would disqualify directors previously elected from completing their terms on the board or disqualify nominees for directors at the upcoming shareholder meeting, we may permit the shareholder to revise the proposal so that it will not affect the unexpired terms of directors elected to the board at or prior to the upcoming shareholder meeting.
Rule 14a-8(i)(9)	Same as rule 14a-8(i)(8), above.

F. Other questions that arise under rule 14a-8

1. May a reference to a website address in the proposal or supporting statement be subject to exclusion under the rule?

Yes. In some circumstances, we may concur in a company's view that it may exclude a website address under rule 14a-8(i)(3) because information contained on the website may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules. Companies seeking to exclude a website address under rule 14a-8(i)(3) should specifically indicate why they believe information contained on the particular website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules.

2. Rule 14a-8(i)(12) provides a basis for a company to exclude a proposal dealing with substantially the same subject matter as another proposal or proposals that previously has or have been included in the company's proxy materials. How does rule 14a-8(i)(12) operate?

Rule 14a-8(i)(12) operates as follows:

a. First, the company should look back three calendar years to see if it previously included a proposal or proposals dealing with substantially the same subject matter. If it has not, rule 14a-8(i)(12) is not available as a basis to exclude a proposal from this year's proxy materials.

b. If it has, the company should then count the number of times that a proposal or proposals dealing with substantially the same subject matter was or were included over the preceding five calendar years.

c. Finally, the company should look at the percentage of the shareholder vote that a proposal dealing with substantially the same subject matter received the last time it was included.

- If the company included a proposal dealing with substantially the same subject matter only once in the preceding five calendar years, the company may exclude a proposal from this year's proxy materials under rule 14a-8(i)(12)(i) if it received less than 3% of the vote the last time

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 17, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
PG&E Corporation (PCG)
One Other Board Topic
Ray T. Chevedden

Ladies and Gentlemen:

This responds to the much belated February 17, 2012 company request to avoid this rule 14a-8 proposal. The company fails to explain why it delayed from the January 31, 2012 Boeing Staff Reply Letter until February 17, 2012 to submit a simple no action request.

A Chairman/CEO serving on multiple outside boards is of vastly greater importance to shareholders and governance monitoring by shareholders than a $200,000 employee serving on multiple outside boards.

From the prospective of monitoring corporate governance there is a significant difference between a Named Executive Officer and a $200,000 employee. It is critical to shareholders that the company's Chairman/CEO, the highest-ranking Named Executive Officer, have the time to fulfill his obligations to shareholders.

The rule 14a-8 proposal submitted to PG&E is consistent with this text in Staff Legal Bulletin 14A regarding the distinction between senior executives and general employees.

Since 1992, we have applied a bright-line analysis to proposals concerning equity or cash compensation:

• We agree with the view of companies that they may exclude proposals that relate to general employee compensation matters in reliance on rule 14a-8(i)(7);[4] and

• We do not agree with the view of companies that they may exclude proposals that concern only senior executive and director compensation in reliance on rule 14a-8(i)(7).[5]

Due to the untimeliness of the PG&E no action request, it is respectfully requested that the Staff not consider any further input from PG&E. Additionally is respectfully requested that the proponent have sufficient time to submit further rebuttal to the February 17, 2012 company request.

This is to request that the Office of Chief Counsel allow this resolution to stand as submitted and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: Ray T. Chevedden
Linda Y.H. Cheng <CorporateSecretary@pge-corp.com>

[PCG: Rule 14a-8 Proposal, November 25, 2011]
3* – CEO to Serve on a Maximum of One Other Board

RESOLVED, Shareholders request that our board of directors adopt a policy that allows our Chief Executive Officer to serve on no more than one outside board of directors of a public company that has a market capitalization of more than $200 million. This policy would address any possible need for any exception to this rule.

This proposal is important in order to focus our CEO on corrective action in regard to the rupture of the San Bruno, California natural gas transmission pipeline owned and operated by Pacific Gas and Electric Company in a residential area on September 9, 2010. The ensuing explosion and fire killed eight people plus it injured many more and leveled dozens of homes. In response to lawsuits, PG&E tried to shift its responsibility in court to that of the victims – claiming negligence on the victim's part.

The NTSB determined that the probable cause included an inadequate pipeline integrity management program, which failed to detect and repair the defective pipe. The NTSB also concluded that "the lack of either automatic shutoff valves or remote control valves on the line and PG&E's flawed emergency response procedures and delay in isolating the rupture to stop the flow of gas" contributed to the severity of the accident.

Anthony Earley, our relatively new CEO, was potentially distracted and overextended by his responsibilities on the boards of Ford Motor and Masco Corporation. Mr. Earley was further overextended by his responsibilities on at least two board committees each at Ford and Masco. Plus neither Ford nor Masco is located in California. Mr. Earley's previous employer was 10-miles from Ford.

The merit of this proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011-reported corporate governance in order to more fully realize our company's potential:

The Corporate Library, an independent investment research firm, rated our company "Very High Concern" in executive pay. Peter Darbee, our CEO leading up to the San Bruno pipeline explosion, was potentially entitled to $52 million if there was a change in control. Only 51% of CEO pay was incentive based.

Barry Williams, Lee Cox (our long-time Lead Director no less) and David Andrews were marked as "Flagged (Problem) Directors" by The Corporate Library because they were directors leading up to the 2001 PG&E bankruptcy. These three directors may be contenders for the record of long-tenure following a bankruptcy. If they do not hold individual records they may hold a group record. Williams and Andrews were even allowed on our Audit Committee. The PG&E bankruptcy crisis was estimated to have cost PG&E and the state of California between $40 and $45 billion dollars.

Maryellen Herringer received by far our highest negative votes – 21% negative and was on two of our most important board committees.

Please encourage our board to respond positively to this proposal to increase CEO focus on our company's challenges – Yes on 3.*

Pacific Gas and Electric Company®

Frances S. Chang
Attorney at Law
Law Department

One Market Plaza, Spear Tower
Suite 400
San Francisco, CA 94105

415.817.8207
Fax: 415.817.8225
E-Mail: fsc5@pge.com

February 17, 2012

Via e-mail to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: PG&E Corporation – *Amended* Request for No-Action Ruling – Proposal from the Ray T. Chevedden and Veronica G. Chevedden Family Trust (Chevedden Family Trust)

Ladies and Gentlemen:

PG&E Corporation is submitting an amendment to its January 12, 2012 request for a No-Action ruling regarding the Corporation's intent to omit from its 2012 proxy statement and form of proxy ("Proxy Materials") portions of a shareholder proposal and supporting statement ("PG&E Proposal") submitted by Ray T. Chevedden on behalf of the Chevedden Family Trust. PG&E Corporation's original request for a No-Action Letter is attached as Exhibit A.[1]

Consistent with a No-Action Letter that was recently issued on January 31, 2012, PG&E Corporation now also believes it has grounds to exclude the PG&E Proposal in its entirety.

The Boeing Company No-Action Letter

Since the time that PG&E Corporation initially submitted its No-Action Letter request for the PG&E Proposal, the Staff of the Securities and Exchange Commission ("Staff") issued a No-Action Letter concurring that The Boeing Company ("Boeing") had grounds under Proxy Rule 14a-8(i)(7) to omit from Boeing's 2012 proxy materials a shareholder proposal that, like the PG&E Proposal, pertains to employee service on outside boards of directors ("Boeing Proposal"). The Boeing Proposal was submitted by the same shareholder that submitted the PG&E Proposal. (See The Boeing Company, No-Action Letter issued January 31, 2012.) A copy of that No-Action Letter is attached as Exhibit B.

The shareholder resolution in the Boeing Proposal is reproduced below:

> "RESOLVED, Shareholders request that our board of directors adopt a bylaw that allows our Chief Executive Officer to serve on no more than one outside board of directors of a public company that has a market capitalization of more than $200 million. This bylaw would address any possible need for any exception to this rule."

---

1 Any subsequent correspondence regarding the Proposal has been sent to shareholderproposals@sec.gov, and copies of those letters are not attached.

In the No-Action Letter, Staff stated the following:

> In our view, the proposal focuses on concerns that the chief executive officer may be "potentially distracted" by his service on the boards of directors of other public companies. As we regard policies about employees' ability to serve on the boards of outside organizations to be a matter of ordinary business, we will not recommend enforcement action to the Commission if Boeing omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

<u>Applicability to PG&E Proposal</u>

The PG&E Proposal's resolved clause is set forth below:

> RESOLVED, Shareholders request that our board of directors adopt a <u>policy</u> that allows our Chief Executive Officer to serve on no more than one outside board of directors of a public company that has a market capitalization of more than $200 million. This <u>policy</u> would address any possible need for any exception to this rule. (emphasis added)

The language of the PG&E Proposal's resolution is identical to the language in the Boeing Proposal, except that the PG&E Proposal requests a policy (see underlined language, above) while the Boeing Proposal requests a bylaw.

Staff's reasoning in the Boeing No-Action Letter notes that the Staff considered as excludable "ordinary business" policies about employees ability to serve on outside boards. The analysis does not turn on whether the shareholder requests a bylaw or a policy. It also does not rely on any element of the supporting statement, or specific governance structures or other facts particular to Boeing.

To the extent that Staff's opinion was influenced by the fact that the Boeing Proposal was concerned about potential distractions for the Chief Executive Officer, the language in the PG&E Proposal's supporting statement also specifically states that "our relatively new CEO, was <u>potentially distracted</u> and overextended . . ." (emphasis added).

For all substantive purposes, the PG&E Proposal is identical to the Boeing Proposal, and therefore PG&E Corporation believes it also has grounds to omit the PG&E Proposal from the Proxy Materials.

To the extent that this amendment could be viewed as a new request for a No-Action Letter, PG&E Corporation believes that the 80-day deadline in Rule 14a-8(j) should be waived because PG&E Corporation has good cause for filing an amended request after the deadline. (See Staff Legal Bulletin No. 14, July 13, 2001, section B.3.) In this case, PG&E Corporation's original Rule 14-8(j) deadline for filing a No-Action Letter request for the PG&E Proposal occurred before the Staff issued the *Boeing* No-Action Letter that provides direct Staff precedent to support omitting the PG&E Proposal. PG&E Corporation could not have included the *Boeing* No-Action Letter in its original No-Action Letter request.

As noted in the original submission, if possible we would appreciate a response from Staff by March 8, 2012, to provide the Corporation with sufficient time to finalize and print its 2012 proxy materials.

Consistent with Staff Legal Bulletin No. 14F (dated October 18, 2011), I would appreciate it if the Staff would send a copy of its response to this request to me by e-mail at CorporateSecretary@pge.com when it is available. The Proponent's representative, John Chevedden, has provided the following e-mail address to us for communications:

*** FISMA & OMB Memorandum M-07-16 ***

If you have any questions regarding this request or desire additional information, please contact me at (415) 817-8207.

Very truly yours,

Frances S. Chang
Attorney for PG&E Corporation

Attachments: Exhibits A - B

cc: Linda Y.H. Cheng
John Chevedden
Ray T. Chevedden

EXHIBIT A

Pacific Gas and Electric Company

Frances S. Chang
Attorney at Law
Law Department

One Market Plaza, Spear Tower
Suite 400
San Francisco, CA 94105

415.817.8207
Fax: 415.817.8225
E-Mail: fsc5@pge.com

January 12, 2012

Via e-mail to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: PG&E Corporation – Notice of Intent to Exclude Portions of Shareholder Proposal Pursuant to Rule 14a-8 Promulgated Under the Securities Exchange Act of 1934, as Amended, and Request for No-Action Ruling – Proposal from the Ray T. Chevedden and Veronica G. Chevedden Family Trust

Ladies and Gentlemen:

PG&E Corporation, a California corporation, submits this letter under Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of PG&E Corporation's intent to exclude portions of the above-referenced shareholder proposal (with the supporting statement, the "Proposal") pursuant to Rule 14a-8(i)(3) from the proxy materials for PG&E Corporation's 2012 Annual Meeting of Shareholders (the "2012 Proxy Materials") because portions of the Proposal are impermissibly false and misleading, contrary to Rule 14a-8(i)(3) and Rule 14a-9.

The Proposal was submitted by Mr. Ray T. Chevedden (the "Proponent") on behalf of the Ray T. Chevedden and Veronica G. Chevedden Family Trust ("Chevedden Trust"), which is a shareholder of PG&E Corporation and qualified to submit a proposal pursuant to Rule 14a-8. The Proponent is represented by John Chevedden. PG&E Corporation asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") confirm that it will not recommend to the Commission that any enforcement action be taken if PG&E Corporation excludes a portion of the Proposal from its 2012 Proxy Materials, as described below.

In accordance with Rule 14a-8(j), a copy of this letter and its attachments is being provided to the Proponent.[1] The letter informs the Proponent of PG&E Corporation's intention to omit all or a portion of the Proposal from its 2012 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before PG&E Corporation intends to file its definitive 2012 Proxy Materials with the Commission.

I. BACKGROUND

PG&E Corporation received a Proposal from the Proponent on November 25, 2011. The Proposal requests that the PG&E Corporation Board of Directors adopt a policy allowing the Chief Executive Officer ("CEO") to serve on no more than one outside board of directors of a public company that

[1] Because this request is being submitted electronically, PG&E Corporation is not submitting six copies of the request, as specified in Rule 14a-8(j).

has market capitalization of more than $200 million. The policy would address the need for exceptions to the rule.

The Proposal's supporting statement makes claims regarding, among other things:

1. The September 9, 2010 accident involving a natural gas explosion in San Bruno, CA, and the company's litigation position with respect to this matter;

2. The current CEO (Anthony Earley's) directorships at the time of the accident; and

3. The costs of the Pacific Gas and Electric Company's petition for reorganization under Chapter 11 of the federal Bankruptcy Code. (Pacific Gas and Electric Company is a subsidiary of PG&E Corporation.)

PG&E Corporation also contacted the Proponent's representative with concerns about these claims. A copy of the Proposal and all related correspondence is included as Exhibit A.

II. REASON FOR EXCLUSION/AMENDMENT

A. Proposal Contains false and misleading statements, which may be omitted pursuant to Rule 14a-8(i)(3) and Rule 14a-9.

Under SEC Rule 14a-8(i)(3), a company may exclude all or portions of a proposal and supporting statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules. By extension, this includes portions of proposals or supporting statements that are impermissibly false or misleading pursuant to SEC Rule 14a-9. Staff Legal Bulletin No. 14B (Sep. 15, 2004) clarifies the Staff's views on the application of Rule 14a-8(i)(3) and Rule 14a-9, and specifically states that exclusion of all or a portion of a supporting statement may be appropriate where (a) a company demonstrates objectively that a factual statement is materially false or misleading or (b) substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote.

PG&E Corporation believes that each of the following statements is materially false or misleading to shareholders who are considering the Proposal. We also provide recommendations regarding how to address each issue.

- *STATEMENT: "This proposal is important in order to focus our new CEO on corrective action in regard to the rupture of the San Bruno, California natural gas transmission pipeline owned and operated by Pacific Gas and Electric Company in a residential area on September 9, 2010. The ensuing explosion and fire killed eight people plus it injured many more and leveled dozens of homes. In response to lawsuits, PG&E tried to shift its responsibility in court to that of the victims – claiming negligence on the victim's part." (emphasis added)*

  Pacific Gas and Electric Company has stated that it is fully liable for the San Bruno accident. See, e.g., Pacific Gas and Electric Company's press release from December 16, 2011, which is attached as Exhibit B and also can be accessed using the following URL:

http://www.pge.com/about/newsroom/newsreleases/20111213/pge_states_it_is_liable_for_the_san_bruno_pipeline_accident.shtml

In light of the above information, we recommend deleting the last sentence of this paragraph (underlined above).

- *STATEMENT: "The NTSB determined that the probable cause [of the San Bruno accident] included an inadequate pipeline integrity management program, ...*

  Anthony Earley, our relatively new CEO, was potentially distracted and overextended by his responsibilities on the boards of Ford Motor and Masco Corporation. Mr. Earley was further overextended by his responsibilities on at least two board committees each at Ford and Masco. Plus, neither Ford nor Masco is located in California. Mr. Earley's previous employer was 10-miles from Ford."

  The language in the second paragraph (starting with *"Anthony Earley, our relatively new CEO, was potentially distracted"*) suggests that Mr. Earley's service on the Ford and Masco boards of directors interfered with his duties as an officer of PG&E Corporation, in ways that could have prevented or mitigated the impact of the San Bruno accident. This implication arises largely because the first sentence of the paragraph is in past tense, and the paragraph directly prior to that paragraph refers to the San Bruno accident.

  In fact, Mr. Earley did not join PG&E Corporation until September 13, 2011, which is more than one year after the San Bruno accident.

  We recommend amending the paragraph regarding Mr. Earley, to remove this implication. Possible edits might include adding the words "In his prior position at DTE Energy Company" to the beginning of the paragraph, or changing the words "was potentially distracted" to "could be potentially distracted..." and making similar edits throughout the paragraph.

- *STATEMENT: "The PG&E bankruptcy crisis was estimated to have cost PG&E and the state of California between $40 and $45 billion dollars."*

  This statement is both unsubstantiated and misleading. Even if the state of California has paid between $40 to $45 billion dollars as a result of the entire California energy crisis, language in the proposal suggests incorrectly that PG&E's actions, alone, created a cost of nearly $45 billion to PG&E and California.

  We recommend recasting the paragraph as follows:

  > "The PG&E bankruptcy was a result of the California energy crisis. The California energy crisis, as a whole, was estimated to have cost the State of California and PG&E between $40 to $45 billion dollars.

III. CONCLUSION

As discussed above, PG&E Corporation believes that the Proposal contains numerous false or misleading statements that may be excluded from the PG&E Corporation's proxy statement pursuant to SEC Rule 14a-8(i)(3) and Rule 14a-9. By this letter, I request confirmation that the Staff will not recommend enforcement action to the Commission if PG&E Corporation excludes the described statements from its 2012 Proxy Materials in reliance on the aforementioned rule.

We would appreciate a response from Staff by March 8, 2012, to provide the Corporation with sufficient time to finalize and print its 2012 proxy materials.

Consistent with Staff Legal Bulletin No. 14F (dated October 18, 2011), I would appreciate it if the Staff would send a copy of its response to this request to me by e-mail at CorporateSecretary@pge.com when it is available. The Proponent's representative, John Chevedden, has provided the following e-mail address to us for communications:

*** FISMA & OMB Memorandum M-07-16 ***

If you have any questions regarding this request or desire additional information, please contact me at (415) 817-8207.

Very truly yours,

Frances S. Chang
Attorney for PG&E Corporation

Attachments: Exhibits A - B

cc: Linda Y.H. Cheng
John Chevedden
Ray T. Chevedden

EXHIBIT A

Ray T. Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Anthony F. Earley
Chairman
PG&E Corporation (PCG)
One Market, Spear Tower, Suite 2400
San Francisco, CA 94105
PH: 415-267-7000
FX: 415-267-7267

Dear Mr. Earley,

I purchased and hold stock in our company because I believe our company has greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Ray T. Chevedden — 11/20/2011
Ray T. Chevedden — Date
Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490
Shareholder

cc: Linda Y.H. Cheng
Corporate Secretary
PH: 415-267-7070
FX: 415-267-7260
FX: 415-267-7268

[PCG: Rule 14a-8 Proposal, November 25, 2011]
3* – CEO to Serve on a Maximum of One Other Board

RESOLVED, Shareholders request that our board of directors adopt a policy that allows our Chief Executive Officer to serve on no more than one outside board of directors of a public company that has a market capitalization of more than $200 million. This policy would address any possible need for any exception to this rule.

This proposal is important in order to focus our CEO on corrective action in regard to the rupture of the San Bruno, California natural gas transmission pipeline owned and operated by Pacific Gas and Electric Company in a residential area on September 9, 2010. The ensuing explosion and fire killed eight people plus it injured many more and leveled dozens of homes. In response to lawsuits, PG&E tried to shift its responsibility in court to that of the victims – claiming negligence on the victim's part.

The NTSB determined that the probable cause included an inadequate pipeline integrity management program, which failed to detect and repair the defective pipe. The NTSB also concluded that "the lack of either automatic shutoff valves or remote control valves on the line and PG&E's flawed emergency response procedures and delay in isolating the rupture to stop the flow of gas" contributed to the severity of the accident.

Anthony Earley, our relatively new CEO, was potentially distracted and overextended by his responsibilities on the boards of Ford Motor and Masco Corporation. Mr. Earley was further overextended by his responsibilities on at least two board committees each at Ford and Masco. Plus neither Ford nor Masco is located in California. Mr. Earley's previous employer was 10-miles from Ford.

The merit of this proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011-reported corporate governance in order to more fully realize our company's potential:

The Corporate Library, an independent investment research firm, rated our company "Very High Concern" in executive pay. Peter Darbee, our CEO leading up to the San Bruno pipeline explosion, was potentially entitled to $52 million if there was a change in control. Only 51% of CEO pay was incentive based.

Barry Williams, Lee Cox (our long-time Lead Director no less) and David Andrews were marked as "Flagged (Problem) Directors" by The Corporate Library because they were directors leading up to the 2001 PG&E bankruptcy. These three directors may be contenders for the record of long-tenure following a bankruptcy. If they do not hold individual records they may hold a group record. Williams and Andrews were even allowed on our Audit Committee. The PG&E bankruptcy crisis was estimated to have cost PG&E and the state of California between $40 and $45 billion dollars.

Maryellen Herringer received by far our highest negative votes – 21% negative and was on two of our most important board committees.

Please encourage our board to respond positively to this proposal to increase CEO focus on our company's challenges – Yes on 3.*

Notes:
Ray T. Chevedden, *** FISMA & OMB Memorandum M-07-16 *** submitted this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

P.O. BOX 770001
CINCINNATI, OH 45277-0045

NATIONAL FINANCIAL

November 29, 2011

Ray T. Chevedden
Via facsimile to: *** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. Ray T. Chevedden and is intended to serve as confirmation of his share ownership in Bank of America Corp. (BAC), Ford Motor Company (F), FirstEnergy Corp. (FE), Nisource Inc. (NI) and Pacific Gas &Electric Corp. (PCG).

Please accept this letter as confirmation that Mr. Ray T. Chevedden, as trustee of the Ray and Veronica Chevedden Family Trust, has continuously held no less than 500 shares of Bank of America Corp. (CUSIP: 060505104), 500 shares of Ford Motor Company (CUSIP: 345370860), 200 shares of FirstEnergy Corp. (CUSIP: 337932107), 200 shares of Nisource Inc. (CUSIP: 65473P105) and no less than 200.000 shares of Pacific Gas &Electric Corp. (CUSIP: 69331C108) since July 1, 2010. These shares are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W622675-29NOV11

National Financial Services LLC, member NYSE, SIPC

Fidelity INVESTMENTS

From:	Corporate Secretary
Sent:	Friday, January 06, 2012 8:53 AM
To:	*** FISMA & OMB Memorandum M-07-16 ***
Subject:	PG&E Corporation Shareholder Proposal - Chevedden Family Trust

Via e-mail to *** FISMA & OMB Memorandum M-07-16 ***

SUBJECT: SHAREHOLDER PROPOSAL SUBMITTED TO PG&E CORPORATION BY THE CHEVEDDEN FAMILY TRUST

Dear Mr. Chevedden:

PG&E Corporation has reviewed the shareholder proposal that was submitted to PG&E Corporation by the Ray T. Chevedden and Veronica G. Chevedden Family Trust (Proposal) on November 25, 2011. (The submission requested that the CEO serve as a director of no more than one outside public company with market capitalization over $200 million.)

We have several questions and concerns regarding claims in the Proposal's supporting statement, and are hopeful that we can resolve some of these concerns without resorting to challenging the Proposal pursuant to SEC Rule 14a-8.

Each of the problematic claims is reproduced and discussed below, along with our recommendation regarding how to address the issue.

1. STATEMENT: "This proposal is important in order to focus our new CEO on corrective action in regard to the rupture of the San Bruno, California natural gas transmission pipeline owned and operated by Pacific Gas and Electric Company in a residential area on September 9, 2010. The ensuing explosion and fire killed eight people plus it injured many more and leveled dozens of homes. In response to lawsuits, PG&E tried to shift its responsibility in court to that of the victims – claiming negligence on the victim's part." (emphasis added)

Pacific Gas and Electric Company has stated that it is fully liable for the San Bruno accident. *See, e.g.*, Pacific Gas and Electric Company's press release from December 16, 2011, which can be accessed using the following URL:
http://www.pge.com/about/newsroom/newsreleases/20111213/pge_states_it_is_liable_for_the_san_bruno_pipeline_accident.shtml

In light of the above information, we request that you delete the last sentence of this paragraph (underlined above).

2. *"The NTSB determined that the probable cause [of the San Bruno accident] included an inadequate pipeline integrity management program, ..."*

Anthony Earley, our relatively new CEO, was potentially distracted and overextended by his responsibilities on the boards of Ford Motor and Masco Corporation. Mr. Earley was further overextended by his responsibilities on at least two board committees each at Ford and Masco. Plus, neither Ford nor Masco is located in California. Mr. Earley's previous employer was 10-miles from Ford."

The language in the second paragraph (starting with *"Anthony Earley, our relatively new CEO, was potentially distracted"*) suggests that Mr. Earley's service on the Ford and Masco boards of directors interfered with his duties as an officer of PG&E Corporation, in ways that could have prevented or mitigated the impact of the San Bruno accident. This implication arises largely because the first sentence of the paragraph is in past tense, and the paragraph directly prior to that paragraph refers to the San Bruno accident.

In fact, Mr. Earley did not join PG&E Corporation until September 13, 2011, which is more than one year after the San Bruno accident.

We recommend amending the paragraph regarding Mr. Earley, to remove this implication. Possible edits might include adding the words "In his prior position at DTE Energy Company" to the beginning of the paragraph, or changing the words "was potentially distracted" to "could be potentially distracted..."

3. *"The PG&E bankruptcy crisis was estimated to have cost PG&E and the state of California between $40 and $45 billion dollars."*

This is unsubstantiated. Further, while it is possible that the state of California may have paid between $40 to $45 billion dollars as a result of the entire California energy crisis, language in the proposal suggests incorrectly that PG&E's actions, alone, created a cost of nearly $45 billion to PG&E and California. That is misleading.

We recommend recasting the paragraph as follows:

"The PG&E bankruptcy was a result of the California energy crisis. The California energy crisis, as a whole, was estimated to have cost the State of California between $40 to $45 billion dollars."

We would be happy to discuss the above recommendations with you. Please note that, due to regulatory deadlines, PG&E Corporation may need to submit a No-Action Letter request to SEC Staff before these issues can be resolved. If these issues are subsequently resolved, however, we will alert SEC Staff of the extent to which the NAL request will be withdrawn.

I can be reached at the above e-mail address, or you may call me at (415)817-8207.

Very truly yours,

Frances Chang

Attorney

Pacific Gas and Electric Company

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, January 09, 2012 7:19 PM
To: Corporate Secretary
Subject: PG&E Corporation Shareholder Proposal (PCG)

Dear Ms. Chang, After careful consideration I believe that this text that accompanied the rule 14a-8 proposal addresses the questions in the company January 9, 2010 message:

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

This item from the above text seems particularly relevant:
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

Sincerely,
John Chevedden
cc: Ray T. Chevedden

EXHIBIT B

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

January 31, 2012

Michael F. Lohr
The Boeing Company
michael.f.lohr@boeing.com

Re: The Boeing Company
Incoming letter dated December 21, 2011

Dear Mr. Lohr:

This is in response to your letter dated December 21, 2011concerning the shareholder proposal submitted to Boeing by the Ray T. Chevedden and Veronica G. Chevedden Residual Trust 051401. We also have received letters on the proponent's behalf dated December 21, 2011, December 26, 2011, December 29, 2011 and January 8, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

January 31, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Boeing Company
Incoming letter dated December 21, 2011

The proposal requests that the board adopt a bylaw prohibiting the chief executive officer from serving on the board of directors of more than one public company that has a market capitalization of more than $200 million.

There appears to be some basis for your view that Boeing may exclude the proposal under rule 14a-8(i)(7), as relating to Boeing's ordinary business operations. In our view, the proposal focuses on concerns that the chief executive officer may be "potentially distracted" by his service on the boards of directors of other public companies. As we regard policies about employees' ability to serve on the boards of outside organizations to be a matter of ordinary business, we will not recommend enforcement action to the Commission if Boeing omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Boeing relies.

Sincerely,

Courtney Haseley
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 8, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
The Boeing Company (BA)
One Other Board Topic
Ray T. Chevedden

Ladies and Gentlemen:

This further responds to the December 21, 2011 company request to avoid this rule 14a-8 proposal.

The company appears to implicitly claim that its Corporate Governance Principles already infringe on management's day-to-day operations by restricting the number of outside boards each director may serve on. Plus the company's Corporate Governance Principles already has a special restriction on outside board service that now applies to the company CEO.

Contrary to the company argument this proposal does not prohibit directors from serving on any outside boards. Thus the company argument on significant social policy exception does not apply.

The company argues that the meaning of "public company" is subject to multiple reasonable interpretations, yet the company does not find it necessary to define "public company" in its Corporate Governance Principles which comprise 3800-words and could even be expanded to 10,000 or more words. However rule 14a-8 proposals are restricted to 500-words.

On page 7 (in the last full paragraph) Boeing changes the proposal to suit its argument. The company adds automatic "triggers" to the proposal.

The is to request that the company be required to resubmit its no action request so that each page is reproduced as clearly as it was submitted. It is important that there be a level field.

Sincerely,

John Chevedden

cc: Ray T. Chevedden
Dana Krueger <Dana.Krueger2@boeing.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 29, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
The Boeing Company (BA)
One Other Board Topic
Ray T. Chevedden

Ladies and Gentlemen:

This further responds to the December 21, 2011 company request to avoid this rule 14a-8 proposal.

On page 7 (in the last full paragraph) Boeing changes the proposal to suit its argument. The company adds automatic "triggers" to the proposal.

The is to request that the company be required to resubmit its no action request so that each page is reproduced as clearly as it was submitted. It is important that there be a level field.

Sincerely,

John Chevedden

cc:
Ray T. Chevedden

Dana Krueger <Dana.Krueger2@boeing.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 26, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
The Boeing Company (BA)
One Other Board Topic
Ray T. Chevedden

Ladies and Gentlemen:

This further responds to the December 21, 2011 company request to avoid this rule 14a-8 proposal.

In order to avoid this proposal the company appears to claim that it lacks the power to enforce its Corporate Governance Principles, December 13, 2010.

These Principles already restrict the CEO from serving on a certain number of boards.

The is to request that the company be required to resubmit its no action request so that each page is reproduced as clearly as it was submitted. It is important that there be a level field.

Sincerely,

John Chevedden

cc:
Ray T. Chevedden

Dana Krueger <Dana.Krueger2@boeing.com>

Corporate Governance Principles

December 13, 2010

The Board of Directors (the "Board") of The Boeing Company ("Boeing" or the "Company") has adopted the following corporate governance principles (the "Principles") to assist the Board in the exercise of its responsibilities and, along with Boeing's Certificate of Incorporation and By-Laws and charters of the committees of the Board, provide an effective framework for Boeing's governance. The Board believes these Principles should be an evolving set of corporate governance guidelines, subject to review and modification by the Board from time to time in its discretion.

Boeing's business is conducted by its employees, managers and officers, led by the Chief Executive Officer ("CEO"), subject to the oversight of the Board. Directors' basic responsibility is to exercise their business judgment to act in what they reasonably believe to be the best interests of the Company and its shareholders. The Board selects the CEO and works with the CEO to both elect/appoint other officers and ensure that the long-term interests of the Company and its shareholders are being served. The Board and the officers recognize that the long-term interests of the Company and its shareholders are advanced when they take into account the concerns of employees, customers, suppliers and communities.

Board Composition

Board Size
In accordance with Boeing's By-Laws, the Board determines, from time to time, the size of the Board and may fill any vacancies, including vacancies created as a result of any increase in the size of the Board, that occur between shareholder meetings. The Governance, Organization and Nominating ("GON") Committee periodically evaluates and makes recommendations to the Board concerning the appropriate size of the Board based upon the needs of the Board and the availability of qualified candidates. The Board currently believes that the Board's optimum size is between 10 and 14 members.

Selection of Nominees
The GON Committee reviews annually the skills and characteristics required of directors in light of the Board's composition. This assessment includes consideration of experience in areas that are relevant to Boeing's global activities, such as operations, international business, manufacturing, finance, government, marketing, technology and public policy, as well as other factors such as independence, absence of conflicts of interest, diversity and age. Directors should have a reputation for personal and professional integrity, honesty and adherence to the highest ethical standards, and be committed to acting in the long-term interests of all shareholders. Boeing recognizes the value of diversity and the Board seeks diversity of background, experience, skills, race, gender and national origin among its members. The GON Committee also assesses the overall composition of the Board and whether a potential director candidate, including those properly submitted by shareholders in accordance with Boeing's By-Laws and applicable law, would contribute to the collaborative process of the Board. When evaluating the suitability of an incumbent director for re-election, the GON Committee, in consultation with the Chairman, shall also consider the ongoing contributions of the director to the Board. No

In discharging these responsibilities, the Board and its committees, as appropriate, shall have access to and are entitled to rely on the advice, reports and opinions of management and outside financial, compensation, legal or other advisors.

CEO Performance Evaluation

The Board is responsible for evaluating the performance of the CEO. On an annual basis, the GON Committee shall review the CEO's business goals and objectives and evaluate the CEO's performance in light of those goals and objectives. The independent directors shall review the GON Committee's evaluation and make final determinations with respect to the CEO's performance. The Compensation Committee shall, in consultation with the other independent directors, make determinations with respect to the CEO's compensation based on the contents of the performance evaluation.

Succession Planning

The Board believes that CEO selection and management succession are among its most important responsibilities, and the Board therefore works closely with senior management to ensure that effective plans for management succession are in place. As part of this process, the CEO shall review the Company's succession plans with respect to the CEO and other senior management with the GON Committee on a periodic basis, and both the GON Committee and the CEO shall deliver reports to the Board on succession planning at least annually.

The Board works closely with the GON Committee to evaluate and, as necessary, nominate potential successors to the CEO. The GON Committee manages the process of identifying, evaluating and selecting CEO candidates, with the full participation of the independent directors. The CEO shall offer to resign from the Board effective when he or she no longer serves as CEO, except as otherwise set forth in Boeing's By-Laws.

Outside Board Memberships

While the Company acknowledges the value of having directors and officers with significant experience in other businesses and activities, directors are expected to ensure that other commitments, including outside board memberships, do not interfere with their duties and responsibilities as members of the Company's Board. A director may not serve on the boards of more than four other public companies or, if the director is an active CEO or equivalent of another public company, on the boards of more than two other public companies. In addition, directors must notify the GON Committee before accepting an invitation to serve on the board of any other public company or other for-profit entity, and must not accept such service until being advised by the chair of the GON Committee that the GON Committee has determined that service on such other board would not create regulatory issues or potential conflicts of interest and would not conflict with Company policies.

The CEO and other elected officers of the Company must obtain the approval of the GON Committee before accepting an invitation to serve on the board of any other public company or other for-profit entity.

Confidentiality

The proceedings and deliberations of the Board and its committees are confidential. Each director shall maintain the confidentiality of all information received in connection with his or her service as a director, except as required by applicable law.

BOEING

Michael F. Lohr
Vice President,
Assistant General Counsel,
& Corporate Secretary

The Boeing Company
100 N Riverside MC 5003-1001
Chicago, IL 60606-1596

December 21, 2011

BY EMAIL
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Shareholder Proposal Submitted by the Ray T. Chevedden and Veronica G. Chevedden Residual Trust 051401 for Inclusion in The Boeing Company's 2012 Proxy Statement

Dear Sir or Madam:

The Boeing Company ("Boeing," the "Company" or "we") received a shareholder proposal and statement in support thereof (the "Proposal") from the Ray T. Chevedden and Veronica G. Chevedden Residual Trust 051401 (the "Proponent") for inclusion in the proxy statement to be distributed to the Company's shareholders in connection with its 2012 Annual Meeting of Shareholders (the "Proxy Materials"). Copies of the Proposal and all related correspondence are attached to this letter as **Exhibit A**. The Company believes that it may properly omit the Proposal from the Proxy Materials, and we request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Company excludes the Proposal from the Proxy Materials for the reasons set forth below.

In accordance with Section C of Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Act"), we are simultaneously sending a copy of this letter and its attachments to the Proponent as notice of Boeing's intent to omit the Proposal from the Proxy Materials. The Company intends to file the definitive Proxy Materials on or about March 16, 2012.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponent elects to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponent that if the Proponent submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned.

BOEING

THE PROPOSAL

The Proposal relates to a request that the Company's Board of Directors (the "Board") adopt a by-law imposing limits on the ability of Boeing's chief executive officer to serve on outside boards and states, in relevant part:

> *Resolved, Shareholders request that our board of directors adopt a bylaw that allows our Chief Executive Officer to serve on no more than one outside board of directors of a public company that has a market capitalization of more than $200 million. This bylaw would address any possible need for any exception to this rule.*

BASES FOR EXCLUSION

The Company believes that it may properly omit the Proposal from the Proxy Materials in reliance on:

- Rule 14a-8(i)(7), because the Proposal deals with matters relating to the Company's ordinary business operations;
- Rule 14a-8(i)(3), because the Proposal is inherently vague and indefinite; and
- Rule 14a-8(i)(6), because the Company lacks the power or authority to implement the Proposal.

BOEING MAY EXCLUDE THE PROPOSAL FROM THE PROXY MATERIALS PURSUANT TO RULE 14A-8(I)(7) BECAUSE THE PROPOSAL DEALS WITH MATTERS RELATING TO THE COMPANY'S ORDINARY BUSINESS OPERATIONS

Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal that "deals with a matter relating to the company's ordinary business operations." The Commission has explained that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." SEC Release No. 34-40018 (May 21, 1998) (the "1998 Release"), at 4. The 1998 Release established two "central considerations" underlying the ordinary business exclusion. The first consideration is the subject matter of the proposal: "[C]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration is the degree to which the proposal seeks to "micro-manage" the company "by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.*

As discussed below, the Proposal implicates both of these considerations and may properly be excluded from the Proxy Materials because it relates to the Company's ordinary business operations.

BOEING

The Proposal Infringes on Management's Day-to-Day Operations

The Proposal attempts to infringe on management's day-to-day operations by specifying a qualifying characteristic of our chief executive officer. There are few matters more fundamental to a company's ordinary business operations than the means by which its chief executive officer is elected, retained, or terminated, or a company's policies with respect to when any executive's service with outside business organizations may in fact be beneficial to the company and/or the development of the executive. In this respect, decisions with respect to these matters cannot, as a matter of business judgment or as a practical matter, be subject to direct shareholder oversight.

The Proposal is an Attempt by the Proponent to "Micro-Manage" the Company's Affairs

The Proposal attempts to micro-manage our chief executive officer's qualifications and criteria for continued service, a subject matter far too complex to be subject to direct shareholder oversight. The Company has long recognized the importance of providing our executives with opportunities to join outside business organizations. However, the Company also has ensured that the Board actively monitors the responsibilities of its senior executives, including any outside board memberships. As part of this oversight function, our Corporate Governance Principles provide that our Chief Executive Officer and other elected officers must obtain the approval of Boeing's Governance, Organization and Nominating ("GON") Committee before accepting even a single invitation to serve on the board of any other for-profit entity. The GON Committee also reviews on an ongoing basis and in detail the roster of outside boards on which our elected officers serve at any given time. As part of its deliberations with respect to both new and ongoing board memberships by elected officers, the GON Committee considers many factors, including whether such a relationship raises conflict-of-interest concerns, the extent to which each board membership enhances the relevant officer's skills and experience, the level of time commitment involved given the scope of the officer's other responsibilities, the applicability of any regulatory restrictions, and what, if any, leadership roles the officer has taken or wishes to take in connection with such board service. It would be impossible for shareholders to weigh each of these numerous and complex factors, particularly those relating to the benefits of such service to the Company's business operations, in a manner that would permit them to make an informed judgment as to the relative merits of our elected officers' service on outside boards.

The Proposal Relates to the Company's Policies with Respect to Employees' Ability to Serve on the Boards of Outside Organizations

Consistent with the analysis set forth above, the Staff has consistently concurred with the exclusion of proposals that purport to limit the right of officers, including the chief executive officer, to serve on other corporate boards of directors. In *Barnett Banks, Inc.* (December 3, 1996), the Staff concurred with the exclusion of a proposal requesting that officers be prohibited from serving on outside boards of directors because it concerned "policies with respect to employees' ability to serve on the boards of outside organizations." See also *Wachovia Corporation* (December 28, 1995) (permitting exclusion of a proposal asking the board to review all boards on which senior officers serve and report on, among other things, any concerns with respect to conflicts of interest) and *The Southern Company* (March 25, 1993) (permitting exclusion of a proposal requesting that the board establish a policy preventing executive officers from serving on the boards of other corporations, except for certain civic, educational and cultural organizations). The Staff used a similar rationale in *Ford Motor Company* (March 8, 1996), in which it permitted a company to exclude a proposal prohibiting officers from providing services to other companies "as a director or in a similar activity" for more than 15 working days per year because the proposal was directed at matters "relating to the conduct of the Company's ordinary business operations (*i.e.*, policies with respect to employees' ability to provide services to unrelated companies)." See also *International Business Machines Corp.* (December 28, 1995).

The Proposal Does Not Satisfy the "Significant Social Policy" Exception

The Company is aware that a proposal relating to ordinary business matters might not be excludable under Rule 14a-8(i)(7) if the proposal relates to a "significant social policy" issue that would "transcend the day-to-day business matters of the Company." See Staff Legal Bulletin No. 14C (June 28, 2005). However, since the Staff's decisions in the letters described above, there has been minimal evidence suggesting that the topic of chief executive officers serving on more than one outside board has "emerged as a consistent topic of widespread public debate such that it would be a significant policy issue for purposes of Rule 14a-8(i)(7)." See *AT&T Inc.* (avail. February 2, 2011, *recon. denied* March 4, 2011) (concurring with the exclusion of a shareholder proposal regarding net neutrality as relating to the company's ordinary business operations even while noting that the topic had recently attracted increasing levels of public attention). The multitude of complex considerations relevant to whether executive officers may serve on outside boards has remained largely consistent since the Staff concurred with the exclusion of the proposals described above. Further, there been no demonstration that determinations with respect to service on a public company board once the market capitalization of the subject company exceeds a pre-defined threshold, or service on two public company boards as opposed to one, are anything other than matters of ordinary business judgment.

For the reasons stated above, the Company believes the Proposal may be excluded under Rule 14a-8(i)(7) as relating to the Company's ordinary business operations and respectfully requests that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded.

BOEING MAY EXCLUDE THE PROPOSAL FROM THE PROXY MATERIALS PURSUANT TO RULE 14a-8(i)(3) BECAUSE THE PROPOSAL IS INHERENTLY VAGUE AND INDEFINITE

Rule 14a-8(i)(3) permits a company to exclude a proposal or supporting statement, or portions thereof, that are contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy materials. Pursuant to Staff Legal Bulletin 14B (September 15, 2004), reliance on Rule 14a-8(i)(3) to exclude a proposal or portions of a supporting statement may be appropriate in only a few limited instances, one of which is when the resolution contained in the proposal is so

BOEING

inherently vague or indefinite that neither the shareholders in voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. See also *Philadelphia Electric Company* (July 30, 1992).

In applying the "inherently vague or indefinite" standard under Rule 14a-8(i)(3), the Staff has long held the view that a proposal does not have to specify the exact manner in which it should be implemented, but that discretion as to implementation and interpretation of the terms of a proposal may be left to the company's board. However, the Staff also has noted that a proposal may be materially misleading as vague and indefinite where "any action ultimately taken by the Company upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." See *Fuqua Industries, Inc.* (March 12, 1991).

The Staff has consistently allowed for the exclusion of proposals employing a key term that was vague or indefinite. In *Citigroup Inc.* (February 22, 2010), the Staff concurred that the company could omit a proposal seeking to amend the company's bylaws to establish a board committee on "US Economic Security" under Rule 14a-8(i)(3) as vague and indefinite. Citigroup asserted that the proposal was not only vague regarding whether it required or recommended action, but also because the term "US Economic Security" could be defined by any number of macroeconomic factors or economic valuations, making the proposal's objective unclear. See also *NSTAR* (January 5, 2007) (concurring in the omission of a proposal requesting standards of "record keeping of financial records" as inherently vague and indefinite because the proponent failed to define the terms "record keeping" or "financial records"); *People's Energy Corporation* (November 23, 2004) (concurring in the omission of a proposal requesting that the company not provide indemnification to directors or officers for acts or omissions involving gross negligence or reckless neglect as inherently vague and indefinite because the term "reckless neglect" was undefined); and *Wendy's International, Inc.* (February 24, 2006) (concurring in the omission of a proposal requesting reports on "the progress made toward accelerating development of [controlled-atmosphere killing]" as inherently vague and indefinite because the term "accelerating development" was undefined such that the actions required to implement the proposal were unclear).

Like the proposals cited above, the Proposal is replete with vague or undefined terms. The Proposal precludes our chief executive officer from serving on "more than one outside board of directors of a ***public company*** that has a ***market capitalization of more than $200 million***" (emphasis added). As drafted, several key terms which are essential to an understanding of the Proposal are impermissibly vague. In addition, the proposal's last sentence requires that any By-law adopted in response to the proposal "address any need for any exception" to the proposed rule, without giving either the Board or shareholders any guidance as to what exceptions may be "possible" and in what manner they should be "addressed."

First, the meaning of "public company" is subject to multiple reasonable interpretations, including a company that (a) has securities registered under the Act, (b) is listed on any national securities exchange, (c) has securities traded via over the counter "pink sheets", and/or (d) has publicly traded debt, among other interpretations. Further, it is unclear whether the calculation includes or excludes equity or debt held by affiliates of the Company. Second, the meaning of "market capitalization of more than $200 million" is unclear with respect to the method of calculating such capitalization amount and the timing for such calculation. One could reasonably interpret the capitalization threshold of the Proposal to include equity value, public debt value or a combination of both. Similarly, it is not clear whether the Proposal calls for annual, quarterly or rolling calculations of such amounts. The resolution of the meaning of the key terms discussed above could lead to vastly divergent interpretations of the Proposal.

In addition, the final sentence of the proposal purports to give the Board the flexibility to "address" certain exceptions to the proposed rule. However, it is not clear from the Proposal or the associated supporting statement whether such exceptions are to be "addressed" by forbidding them, permitting them in all circumstances, or establishing some objective criteria by which they are to be judged. In addition, it is not even made clear what such "possible... exceptions" may be. Neither the Proposal nor the supporting statement helps to clarify whether such exceptions may or may not include a "grandfather clause" excusing from compliance the chief executive officer as of the date the By-law is adopted, a cure period for noncompliance, exemptions for certain companies or certain executives upon Board approval, or any number of other bases on which to exempt executives from compliance in certain circumstances. Further, as stated above, even if such "exceptions" were identifiable or predictable by either the Board or by shareholders voting on the Proposal, there would be no way to determine whether the Board was expected to "address" such exceptions by accommodating them or ensuring that they were not permitted. As with the other terms described above, the meaning of these terms could lead to vastly divergent interpretations of the Proposal.

Given the multiple ambiguities in the Proposal, the Company believes that stockholders considering the Proposal would have no way to know with any reasonable certainty what they are being asked to vote on and that, if the Proposal was approved, any action ultimately taken by the Company to implement the Proposal could be significantly different from the actions envisioned by stockholders voting on the Proposal. As such, the Company believes that the Proposal may be omitted in reliance on rule 14a-8(i)(3).

BOEING MAY EXCLUDE THE PROPOSAL FROM THE PROXY MATERIALS PURSUANT TO RULE 14A-8(i)(6) BECAUSE THE COMPANY LACKS THE POWER OR AUTHORITY TO IMPLEMENT THE PROPOSAL

Rule 14a-8(i)(6) permits a company to exclude a shareholder proposal if the company "would lack the power or authority to implement the proposal." The Proposal requests that the Board revise the Company's By-Laws, attached to this letter as Exhibit B (the "By-Laws"), to prevent the Company's chief executive officer from serving on more than one board of directors of a public company, other than the Company, with market capitalization in excess of $200 million (each, a "Designated Board"). The proposed By-Law revision would mandate the removal, whether by resignation, involuntary termination or otherwise, of any chief executive officer who either (a) joins a second Designated Board or (b) already serves on a Designated Board at the time another board on which the officer serves becomes a Designated Board by virtue of the applicable company exceeding the $200 million market capitalization maximum. However, existing provisions in the Company's By-laws preclude the Board from adopting By-law provisions that purport to address the removal of corporate officers.

Article IV, Section 5 of the Company's By-Laws clearly sets forth the conditions under which the Company's chief executive officer, or any other elected officer of the Company, may be removed. Specifically, this section provides that any elected officer, including the chief executive officer, may be removed "by affirmative vote of a majority of the whole Board of Directors, at any meeting called for the purpose." The removal language set forth in Article IV, Section 5 is the sole provision of the By-laws addressing the means by which the chief executive officer may be removed. Article VIII, Section 2 of the By-laws provides as follows:

> *Notwithstanding anything contained in these By-Laws to the contrary, the affirmative vote of the holders of record of a majority of the Voting Stock, as defined in Article FOURTH of the Certificate of Incorporation, at a meeting of stockholders called for the purpose, shall be required to alter, amend, repeal, or adopt any provision inconsistent with Sections 3, 4 and 5 of Article IV of these By-Laws, notice of which meeting shall include the form of the proposed amendment, or a summary thereof.*

As set forth above, only stockholders at a meeting called for the stated purpose may adopt a by-law provision inconsistent with Article IV, Section 5. As Article IV, Section 5 establishes the means by which elected officers, including the chief executive officer, may be removed, only stockholders at a meeting called for that purpose may validly adopt a by-law requiring the dismissal (whether automatic or following any cure period that may or may not be deemed consistent with the terms of the Proposal) of the chief executive officer. Because the Proposal explicitly seeks to have the Board, rather than shareholders in a manner consistent with Article VIII, Section 2, adopt the proposed amendment to the By-Laws, the Board lacks the power or authority to implement the Proposal.

In addition, Section (c) of Article Ninth of the Company's Certificate of Incorporation, attached to this letter as **Exhibit C**, provides that "any officer elected or appointed by the stockholders or by the Board of Directors may be removed in such manner as shall be provided in the By-Laws." Any by-law provision that purports to dictate the circumstances under which the chief executive officer may be removed, or that purports to create automatic "triggers" for removal over which the Board has no control, would be "inconsistent with" the requirements clearly set forth in Article IV, Section 5 and therefore in violation of the Company's Certificate of Incorporation. Therefore, any such provision may only be adopted in accordance with Article VIII, Section 2 of the By-Laws—in other words, the Board lacks the authority under Boeing's existing By-Laws to adopt a provision such as that set forth in this proposal.

Even if the Board were not precluded from adopting a by-law provision inconsistent with Article IV, Section 5 of the Company's By-Laws, the proposed By-Law amendment

BOEING

would impermissibly require that certain criteria be met without providing the Board with an opportunity or mechanism to cure a violation of the standard. Specifically, it would conflict with the requirement of Article IV, Section 1 of the By-Laws mandating that the Board "shall... designate either the Chairman of the Board of Directors or the President as the Chief Executive Officer of the Corporation." The Proposal requires that the chief executive officer both refrain from joining more than one Designated Board and, presumably, resign from any board before its market capitalization exceeds $200 million, conditions that are not within the Company's control. In the event that a chief executive officer of the Company becomes a director on more than one Designated Board—due, for example, to a significant, short-term rise in market capitalization at one of the companies on whose Board the officer serves—the Company would instantly be in violation of the Proposal unless the By-Law provided for automatic removal. Even if Article VIII, Section 2 of the By-Laws were interpreted in a manner that would permit the adoption of a by-law providing for automatic removal, such automatic removal would result in an automatic violation of the By-Laws' requirement that either the Chairman of the Board of Directors or the President be the Company's chief executive officer.

For the reasons stated above, the Company believes the Proposal may be excluded under Rule 14a-8(i)(6) because Boeing lacks the power and authority to implement the Proposal and respectfully requests that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded under Rule 14a-8(i)(6) or for any of the other two reasons cited above.

* * *

If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that the Company may omit the Proposal from its Proxy Materials, please do not hesitate to contact me at (312) 544-2802 or michael.f.lohr@boeing.com.

Very truly yours,

Michael F. Lohr
Corporate Secretary

Enclosures

cc: Ray T. Chevedden
John Chevedden

Exhibit A

The Proposal and All Related Correspondence

Ray T. Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Mr. W. James McNerney
Chairman of the Board
The Boeing Company (BA)
100 N Riverside
Chicago IL 60606
Phone: 312 544-2000

Dear Mr. McNerney,

In support of the long-term performance of our company I submit my attached Rule 14a-8 proposal. This proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. The submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 *** at: to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Ray T. Chevedden (signature) — 11/01/2011

Ray T. Chevedden — Date
Ray T. Chevedden and Veronica G. Chevedden Residual Trust 051401
Shareholder

cc: Michael F. Lohr <Michael.F.Lohr@boeing.com>
Corporate Secretary
FX: 312-544-2829
Elizabeth C. Towle <elizabeth.c.towle@boeing.com>

[BA: Rule 14a-8 Proposal, November 18, 2011]
3* – CEO to Serve on a Maximum of One Other Board

RESOLVED, Shareholders request that our board of directors adopt a bylaw that allows our Chief Executive Officer to serve on no more than one outside board of directors of a public company that has a market capitalization of more than $200 million. This bylaw would address any possible need for any exception to this rule.

This proposal is important to focus our CEO on Boeing due to the size and complexity of our company and the challenges that our company faces – for example with the 3-years delayed Boeing 787. In 2011 our CEO was potentially distracted by his responsibilities on the boards of International Business Machines and Procter & Gamble, both rated "D" in governance by The Corporate Library, an independent investment research firm.

Mr. McNerney was further overextended by his responsibilities on the IBM audit committee and the P&G executive pay and nomination committees. This contrasts with a number of other IBM and P&G directors do not have responsibilities on any board committees.

The merit of this proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011-reported corporate governance in order to more fully realize our company's potential:

The Corporate Library rated our company "D" with "High Governance Risk" and "Very High Concern" in executive pay – $19 million for our CEO James McNerney.

Two of our directors were designated as "Flagged (Problem) Directors" by The Corporate Library. This included Mike Svetozar Zafirovski, due to his board responsibilities leading up to Nortel Networks Corporation filing for creditor protection and Susan Schwab due to her board responsibilities leading up to the Calpine Corporation bankruptcy.

These directors were even given the added responsibility of 4 seats on our *most important* board committees. Ms. Schwab was one of our newer directors and this does not speak well for our succession planning. Our board was the only significant directorship for the retired Mr. Zafirovski, 57. This could indicate a significant lack of continuing transferable director experience for Mr. Zafirovski.

Kenneth Duberstein, our Lead Director, had 14-years tenure (independence concern), served on 5 boards (overextension concern) and received our highest negative votes.

Please encourage our board to respond positively to this proposal for increased CEO focus on our company's challenges – Yes on 3.*

Notes:
Ray T. Chevedden, *** FISMA & OMB Memorandum M-07-16 *** submitted this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

BOEING

Exhibit B

The By-Laws of The Boeing Company

BY-LAWS

OF

THE BOEING COMPANY

(as amended and restated October 3, 2011)

TABLE OF CONTENTS

ARTICLE I
Stockholders' Meetings

SECTION 1. Annual Meetings.

The annual meeting of stockholders shall be held on such date and at such time as the Board of Directors shall determine for the election of directors and the transaction of such other business as may properly be brought before the meeting.

SECTION 2. Special Meetings.

A special meeting of stockholders may be called at any time by the Board of Directors, and the Board of Directors shall call a special meeting upon written request to the Secretary by stockholders entitled to vote and dispose of at least twenty-five percent (25%) of the outstanding shares of the Corporation. Any such written request must be signed by each requesting holder, stating the number of shares owned by each such holder, and shall specify the purpose of the proposed meeting (including the text of any resolutions proposed for consideration and, in the event that such business includes a proposal to amend these By-Laws or the Certificate of Incorporation, the language of the proposed amendment). Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice provided pursuant to Article I, Section 4 of these By-Laws; provided, however, that nothing in these By-Laws shall prohibit the Board of Directors from submitting matters to the stockholders at any special meeting requested by stockholders.

SECTION 3. Place of Meetings.

All meetings of stockholders shall be held at such place or places, if any, within or without the State of Delaware as may from time to time be fixed by the Board of Directors or as shall be specified or fixed in the respective notices or waivers of notice thereof.

SECTION 4. Notice of Meetings.

Except as otherwise required by statute and as set forth below, notice of each annual or special meeting of stockholders shall be given by the Corporation personally, by mail or by electronic transmission to each stockholder of record entitled to vote at such meeting not less than thirty (30) nor more than sixty (60) (or the maximum number permitted by applicable law) days before the meeting date. Except as otherwise required by statute, no publication of any notice of a meeting of stockholders shall be required. Every notice of a meeting of stockholders shall state the place, if any (or the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person), date, and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called (including any purpose set forth in a request by stockholders properly made pursuant to Article I, Section 2 of these By-Laws). Notices are deemed given by the Corporation (i) if by mail, when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the Corporation, or, if a stockholder shall have filed with the Secretary a written request that notices to such stockholder be mailed to some other address, then directed to such stockholder at such other address; (ii) if by facsimile, when directed to a number at which the stockholder has consented to receive notice; (iii) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive such notice; (iv) if by posting on an electronic network together with a separate notice to the stockholder of such specific posting, upon the later to occur of (A) such posting and (B) the giving of such separate notice of such posting; and (v) if by any other form of electronic transmission, when directed to the stockholder as required by law and, to the extent required by applicable law, in the manner consented to by the stockholder. An affidavit of the mailing or other means of giving any notice of any stockholders' meeting, executed by the Secretary, Assistant Secretary or any transfer agent of the Corporation giving the notice, shall be prima facie evidence of the giving of such notice. Notice shall be deemed to have been given to all stockholders of record who share an address if notice is given in accordance with the "householding" rules set forth in Rule 14a-3(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Section 233 of the Delaware General Corporation Law. Any previously scheduled meeting of stockholders may be postponed by resolution of the Board of Directors upon public notice given prior to the time previously scheduled for such meeting of stockholders.

SECTION 5. Waivers of Notice.

Whenever any notice is required to be given to any stockholder under the provisions of these By-Laws, the Certificate of Incorporation, or the Delaware General Corporation Law, a waiver thereof in writing signed by the person or persons entitled to such notice or a waiver by electronic transmission, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. The attendance of a stockholder at a meeting, in person or by proxy shall constitute a waiver of notice of such meeting, except when a stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

SECTION 6. Quorum; Required Vote.

At all meetings of stockholders, except when otherwise provided by applicable law, the Certificate of Incorporation or these By-Laws, the presence, in person or by proxy, of the holders of one-third of the outstanding shares of stock entitled to vote shall constitute a quorum for the transaction of business; and except as otherwise provided by the Certificate of Incorporation, these By-Laws, the rules and regulations of any stock exchange applicable to the Corporation, or applicable law or pursuant to any regulation applicable to the Corporation or its securities, the vote, in person or by proxy, of the holders of a majority of the shares constituting such quorum shall be binding upon all stockholders. In the absence of a quorum, the chairman of the meeting or a majority of the shares present in person or by proxy and entitled to vote may adjourn any meeting to another place and time. At any such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally called. Unless otherwise provided by statute, no notice of an adjourned meeting need be given.

SECTION 7. Proxies.

7.1 Appointment.

Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy. Such authorization may be accomplished by the stockholder or such stockholder's authorized officer, director, employee, or agent executing a writing or causing his or her signature to be affixed to such writing by any reasonable means, including facsimile signature or by electronic transmission to the intended holder of the proxy or to a proxy solicitation firm, proxy support service, or similar agent duly authorized by the intended proxy holder to receive such transmission.

7.2 Delivery to Corporation; Duration.

A proxy shall be filed with the Secretary before or at the time of the meeting or the delivery to the Corporation of the consent to corporate action in writing. A proxy shall become invalid three (3) years after the date of its execution, unless otherwise provided in the proxy. A proxy with respect to a specified meeting shall entitle the holder thereof to vote at any reconvened meeting following adjournment of such meeting but shall not be valid after the final adjournment thereof. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary a revocation of the proxy or a new proxy bearing a later date.

SECTION 8. Inspectors of Election.

8.1 Appointment.

In advance of any meeting of stockholders, the Board of Directors shall appoint one or more persons to act as inspectors of election at such meeting and any adjournment thereof and to make a written report thereof. The Board of Directors may designate one or more persons to serve as alternate inspectors to serve in place of any inspector who is unable or fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the chairman of such meeting shall appoint one or more persons to act as inspector at such meeting. Inspectors may be employees of the Corporation, but no director or candidate for director may act as an inspector of an election of directors.

8.2 Duties.

The inspectors of election shall (a) ascertain the number of shares of the Corporation outstanding and the voting power of each such share; (b) determine the shares represented at the meeting and the validity of proxies and ballots; (c) count all votes and ballots; (d) determine and retain for a reasonable period of time a record of the disposition of any challenges made to any determination by them; and (e) certify their determination of the number of shares represented at the meeting and their count of the votes and ballots. Each inspector shall, before entering upon the discharge of his or her duties, take and sign an oath to faithfully execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors may appoint or retain other persons or entities to assist them in the performance of their duties.

8.3 Determination of Proxy Validity.

The validity of any proxy or ballot executed for a meeting of stockholders shall be determined by the inspectors of election in accordance with the Delaware General Corporation Law.

SECTION 9. Fixing the Record Date.

9.1 Meetings.

For the purpose of determining stockholders entitled to notice of and to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date on which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall be not fewer than thirty (30) nor more than sixty (60) (or the maximum number permitted by applicable law) days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of and to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

9.2 Consent to Corporate Action Without a Meeting.

For the purpose of determining the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date on which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than ten (10) (or the maximum number permitted by applicable law) days after the date on which the resolution fixing the record date is adopted by the Board of Directors. Any stockholder of record seeking to have the stockholders authorize or take corporate action by written consent pursuant to Article I, Section 10 of these By-Laws shall, by written notice to the Secretary, request that the Board of Directors fix a record date, which notice shall include the text of any proposed resolutions. If no record date has been fixed by the Board of Directors pursuant to this Section 9.2 or otherwise within ten (10) days of receipt of a valid request by a stockholder, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required pursuant to applicable law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation pursuant to Article I, Section 10 of these By-Laws; provided, however, that if prior action by the Board of Directors is required by applicable law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall in such an event be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

9.3 Dividends, Distributions, and Other Rights.

For the purpose of determining the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion, or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date on which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) (or the maximum number permitted by applicable law) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

9.4 Voting List.

The officer who has charge of the stock ledger shall prepare and make, at least ten (10) days before each meeting of stockholders, a complete list of the stockholders entitled to vote at such meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. This list shall be open to examination by any stockholder, for any purpose germane to the meeting, for a period of ten (10) days prior to the meeting, either (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of meeting, or (ii) during ordinary business hours at the principal place of business of the Corporation. The list shall also be produced and kept at such meeting for inspection by any stockholder who is present.

SECTION 10. Action by Stockholders Without a Meeting.

Subject to the provisions of Article EIGHTH of the Certificate of Incorporation and Article I, Section 9.2 of these By-Laws, any action which could be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, are (a) signed by the holders of outstanding stock having not fewer than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and (b) delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the records of proceedings of meetings of stockholders. Delivery made to the Corporation's registered office shall be by hand or by certified mail or registered mail, return receipt requested. Every written consent shall bear the date of signature of each stockholder who signs the consent, and no written consent shall be effective to take the corporate action referred to therein unless written consents signed by a sufficient number of stockholders to take such action are delivered to the Corporation, in the manner required by this Section 10, within sixty (60) (or the maximum number permitted by applicable law) days of the date of the earliest dated consent delivered to the Corporation in the manner required by this Section 10. The validity of any consent executed by a proxy for a stockholder pursuant to an electronic transmission transmitted to such proxy holder by or upon the authorization of the stockholder shall be determined by or at the direction of the Secretary. A written record of the information upon which the person making such determination relied shall be made and kept in the records of the proceedings of the stockholders. Any such consent shall be inserted in the minute book as if it were the minutes of a meeting of stockholders. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

In the event of the delivery, in the manner provided by this Section 10 and applicable law, to the Corporation of written consent or consents to take corporate action and/or any related revocation or revocations, the Corporation shall engage independent inspectors of election for the purpose of performing promptly a ministerial review of the validity of the consents and revocations. For the purpose of permitting the inspectors to perform such review, no action by written consent and without a meeting shall be effective until such inspectors have completed their review, determined that the requisite number of valid and unrevoked consents delivered to the Corporation in accordance with this Section 10 and applicable law have been obtained to authorize or take the action specified in the consents, and certified such determination for entry in the records of the Corporation kept for the purpose of recording the proceedings of meetings of stockholders. Nothing contained in this Section 10 shall in any way be construed to suggest or imply that the Board of Directors or any stockholder shall not be entitled to contest the validity of any consent or revocation thereof, whether before or after such certification by the independent inspectors, or to take any other action (including, without limitation, the commencement, prosecution or defense of any litigation with respect thereto, and the seeking of injunctive relief in such litigation).

SECTION 11. Notice of Nominations and Other Stockholder Business; Required Vote for Directors; Director Qualification.

11.1 Notice of Nominations and Other Stockholder Business.

A. Annual Meetings of Stockholders.

1. Nominations of persons for election to the Board of Directors and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders (a) as specified in the Corporation's notice of meeting (or any supplement thereto); (b) by or at the direction of the Board of Directors or any committee thereof; or (c) by any stockholder of the Corporation who (i) was a stockholder of record at the time the notice provided for in this By-Law is delivered to the Secretary, (ii) is entitled to vote at the meeting, and (iii) complies with the notice procedures set forth in this By-Law as to such nomination or other business; clause (c) shall be the exclusive means for a stockholder to make nominations or submit proposals for other business (other than matters properly brought under Rule 14a-8 under the Exchange Act and included in the Corporation's proxy statement that has been prepared to solicit proxies for such annual meeting) before an annual meeting of stockholders.

2. Without qualification, for any nominations or any other business to be properly brought before an annual meeting by a stockholder pursuant to Section 11.1.A(1)(c), the stockholder must have given timely notice thereof in writing to the Secretary and any such proposed business (other than the nominations of persons for election to the Board of Directors) must constitute a proper matter for stockholder action. To be timely, a stockholder's notice shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the one hundred and twentieth (120th) day and not later than the close of business on the ninetieth (90th) day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is more than thirty (30) days before or more than seventy (70) days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the one hundred and twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting and the tenth (10th) day following the day on which public announcement of the date of such annual meeting is first made by the Corporation. In no event shall the adjournment or postponement of an annual meeting (or any public announcement thereof) commence a new time period (or extend any time period) for the giving of a stockholder's notice as described above. To be in proper form, such stockholder's notice (whether given pursuant to this Section 11.1.A(2) or Section 11.1.B) to the Secretary must: (a) set forth, as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal for other business is made (i) the name and address of such stockholder, as they appear on the Corporation's books, and of such beneficial owner, if any, (ii) (A) the class or series and number of shares of the Corporation which are, directly or indirectly, owned beneficially and of record by such stockholder and such beneficial owner, if any, (B) a description of any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the Corporation or with a value derived in whole or in part from the value of any class or series of shares of the Corporation, whether or not such instrument or right shall be subject to settlement in the underlying class or series of shares of the Corporation or otherwise (a "Derivative Instrument") directly or indirectly owned beneficially by such stockholder and such beneficial owner, if any, and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of the Corporation, (C) a description of any proxy, contract, arrangement, understanding, or relationship pursuant to which such stockholder and such beneficial owner, if any, has a right to vote any shares of any security of the Corporation, (D) any short interest in any security of the Corporation (for purposes of this By-Law a person shall be deemed to have a short interest in a security if such person directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has the opportunity to profit or share in any profit derived from any decrease in the value of the subject security), (E) any rights to dividends on the shares of the Corporation owned beneficially by such stockholder and such beneficial owner, if any, that are separated or separable from the underlying shares of the Corporation, (F) any proportionate interest in shares of the Corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such stockholder and such beneficial owner, if any, is a general partner or, directly or indirectly, beneficially owns an interest in a general partner, and (G) any performance-related fees (other than an asset-based fee) that such stockholder and such beneficial owner, if any, is entitled to based on any increase or decrease in the value of shares of the Corporation or Derivative Instruments, if any, all such information to be provided as of the date of such notice, including, without limitation, any such interests held by members of such stockholder's and such beneficial owner's, if any, immediate

family sharing the same household (which information shall be supplemented by such stockholder and such beneficial owner, if any, not later than ten (10) days after the record date for the annual meeting to disclose such ownership as of the record date), (iii) any other information relating to such stockholder and beneficial owner, if any, that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal of other business and/or for the election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder, (iv) a representation (A) that the stockholder is a holder of record of stock of the Corporation entitled to vote at such annual meeting and intends to appear in person or by proxy at the annual meeting to propose such business or nomination and (B) whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends (x) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation's outstanding capital stock required to approve or adopt the proposal or elect the nominee and/or (y) otherwise to solicit proxies or votes from stockholders in support of such proposal or nomination, and (v) an undertaking by the stockholder and beneficial owner, if any, to notify the Corporation in writing of any change in the information called for by clauses (i), (ii), (iii) and (iv) as of the record date for such meeting, by notice received by the Secretary at the principal executive offices of the Corporation not later than the 10th day following such record date; (b) if the notice relates to any business other than the nomination of a director or directors that the stockholder proposes to bring before the annual meeting, set forth (i) a brief description of the business desired to be brought before the annual meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend these By-Laws, the language of the proposed amendment), the reasons for conducting such business at the annual meeting and any material interest of such stockholder and beneficial owner, if any, in such business and (ii) a description of all agreements, arrangements, and understandings between such stockholder and beneficial owner, if any, and their respective affiliates and associates, and any other person or persons (including their names) acting in concert therewith in connection with the proposal of such business by such stockholder; (c) set forth, as to each person, if any, whom the stockholder proposes to nominate for election or reelection to the Board of Directors (i) all information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder, (ii) such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected and a statement whether such person, if elected, intends to tender, promptly following such person's election or reelection, an irrevocable resignation effective upon such person's failure to receive the required vote for reelection at the next meeting at which such person would face reelection and upon acceptance of such resignation by the Board of Directors, and (iii) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three (3) years, and any other material relationships, between or among such stockholder and beneficial owner, if any, and their respective affiliates and associates, or any other person or persons (including their names) acting in concert therewith, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, or any other person or persons (including their names) acting in concert therewith, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 promulgated under Regulation S-K if the stockholder making the nomination and any beneficial owner on whose behalf the nomination is made, if any, or any affiliate or associate thereof or person acting in concert therewith, were the "registrant" for purposes of such rule and the nominee were a director or executive officer of such registrant; and (d) with respect to each nominee for election or reelection to the Board of Directors, include the completed and signed questionnaire, representation and agreement required by Section 11.3. The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable stockholder's understanding of the independence, or lack thereof, of such nominee.

3. Notwithstanding anything in the second sentence of Section 11.1.A(2) to the contrary, in the event that the number of directors to be elected to the Board of Directors at the annual meeting of stockholders is increased effective after the time period for which nominations would otherwise be due under Section 11.1.A(2) and there is no public announcement by the Corporation naming all of the nominees for the additional directorships at least one hundred (100) days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice required by this By-Law shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Corporation

not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the Corporation.

B. Special Meetings of Stockholders.

Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the special meeting pursuant to the Corporation's notice of meeting. Nominations of persons for election to the Board of Directors may be made at a special meeting at which directors are to be elected pursuant to the Corporation's notice of special meeting (a) by or at the direction of the Board of Directors or any committee thereof or stockholders pursuant to Article 1, Section 2 hereof, or (b) provided that the Board of Directors or stockholders pursuant to Article 1, Section 2 hereof has determined that directors shall be elected at such special meeting, by any stockholder of the Corporation who (i) is a stockholder of record at the time the notice provided for in this By-Law is delivered to the Secretary and at the time of the special meeting, (ii) is entitled to vote at the special meeting, and (iii) complies with the notice procedures set forth in this By-Law (including the information requirements in Section 11.1.A(2)) as to such nomination. For the avoidance of doubt, the foregoing clause (b) of this Section 11.1.B shall be the exclusive means for a stockholder to propose nominations of persons for election to the Board of Directors at a special meeting of stockholders at which directors are to be elected. In the event the Corporation calls a special meeting for the purpose of electing one or more directors to the Board of Directors, any such stockholder may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation's notice of meeting, if the stockholder's notice required by Section 11.1.A(2) (including the completed and signed questionnaire, representation and agreement required by Section 11.3) shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the one hundred and twentieth (120th) day prior to such special meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such special meeting and the tenth (10th) day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such special meeting. In no event shall the adjournment or postponement of a special meeting as to which notice has been sent to stockholders, or any public announcement with respect thereto, commence a new time period (or extend any time period) for the giving of a stockholder's notice as described above.

C. General.

1. Only such persons who are nominated in accordance with the procedures set forth in this By-Law shall be eligible to be elected as directors at an annual or special meeting of stockholders or to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this By-Law. Except as otherwise provided by law, the Certificate of Incorporation or these By-Laws, the chairman of the meeting shall have the power and duty (a) to determine whether a nomination or any other business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this By-Law (including whether the stockholder or beneficial owner, if any, on whose behalf the nomination or proposal is made solicited (or is part of a group which solicited) or did not so solicit, as the case may be, proxies in support of such stockholder's nominee or proposal in compliance with such stockholder's representation as required by Section 11.1.A(2)(a)(iv)) and (b) if any proposed nomination or business was not made or proposed in compliance with this By-Law, to declare that such nomination shall be disregarded or that such proposed business shall not be transacted. Notwithstanding the foregoing provisions of this By-Law, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or proposed business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this By-Law, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager, or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the annual or special meeting and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the annual or special meeting.

2. For purposes of this By-Law, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press, or comparable national news service or in a document publicly filed by

the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act and the rules and regulations promulgated thereunder.

3. Notwithstanding the foregoing provisions of this By-Law, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder with respect to the matters set forth in this By-Law; provided, however, that any references in these By-Laws to the Exchange Act or to the rules or regulations promulgated thereunder are not intended to and shall not limit the requirements applicable to any nominations or proposals as to any other business to be considered pursuant to this By-Law (including Section 11.1.A(1)(c) or Section 11.1.B). Nothing in this By-Law shall be deemed to affect any rights (a) of stockholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act or (b) of the holders of any series of Preferred Stock if and to the extent provided for under law, the Certificate of Incorporation, or these By-Laws.

11.2 Required Vote for Directors.

A nominee for director shall be elected to the Board of Directors if the votes cast for such nominee's election exceed the votes cast against such nominee's election; provided, however, that the directors shall be elected by a plurality of the votes cast at any meeting of stockholders for which (i) the Secretary receives a notice that a stockholder has nominated a person for election to the Board of Directors in compliance with the advance notice requirements for stockholder nominees for director set forth in Section 11.1 and (ii) such nomination has not been withdrawn by such stockholder on or prior to the tenth day preceding the date the Corporation first mails its notice of meeting for such meeting to stockholders. If directors are to be elected by a plurality of the votes cast, stockholders shall not be permitted to vote against a nominee. Votes cast shall exclude abstentions with respect to that director's election.

11.3 Director Qualification: Submission of Questionnaire, Representation, and Agreement.

To be eligible to be a nominee for election or reelection as a director of the Corporation, a person must deliver (in accordance with the time periods prescribed for delivery of notice under Section 11.1) to the Secretary at the principal executive offices of the Corporation a written questionnaire with respect to the background and qualification of such person and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the Secretary upon written request) and a written representation and agreement (in the form provided by the Secretary upon written request), that such person (a) is not and will not become a party to (i) any agreement, arrangement, or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question (a "Voting Commitment") that has not been disclosed to the Corporation or (ii) any Voting Commitment that could limit or interfere with such person's ability to comply, if elected as a director of the Corporation, with such person's fiduciary duties under applicable law; (b) is not and will not become a party to any agreement, arrangement, or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement, or indemnification in connection with service or action as a director that has not been disclosed therein; and (c) in such person's individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director of the Corporation, and will comply with all applicable publicly disclosed corporate governance, ethics, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the Corporation.

SECTION 12. Notice to Corporation.

Any written notice or consent required to be delivered by a stockholder to the Corporation pursuant to Sections 9.2 or 11.1 of this Article I or Section 2.1 of Article II must be given, either by personal delivery or by registered or certified mail, postage prepaid, to the Secretary at the Corporation's executive offices in the City of Chicago, State of Illinois.

SECTION 13. Organization and Conduct of Meetings.

The Chairman of the Board of Directors or, in the Chairman's absence, a Director or officer as a majority of the members of the Board may designate shall act as chairman of meetings of stockholders. The Secretary shall act as secretary of meetings of stockholders, but in his or her absence the chairman of the meeting may appoint any person to act as secretary of the meeting. Except to the extent inconsistent with any rules and regulations for the conduct of any meeting of stockholders as adopted by the Board of Directors, the chairman of any meeting of stockholders shall have the right and authority to convene and (for any or no reason) to adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting.

ARTICLE II
Board of Directors

SECTION 1. Number and Term of Office.

The number of directors shall be twelve (12), but the number may be increased, or decreased to not less than three (3), from time to time, by the directors or stockholders by amendment of these By-Laws in accordance with Article VIII. At each annual meeting of stockholders, each director shall be elected to hold office until the next annual meeting or until his or her successor shall be elected and qualified or until his or her earlier death, disqualification, resignation or removal.

SECTION 2. Nomination and Election.

2.1 Nomination.

Only persons who are nominated in accordance with Article I, Section 11 of these By-Laws shall be eligible for election as directors.

2.2 Election.

At each election of directors by stockholders, the persons who are elected in accordance with Article I, Section 11 of these By-Laws shall be the directors.

SECTION 3. Place of Meeting.

Meetings of the Board of Directors, or of any committee thereof, may be held within or without the State of Delaware.

SECTION 4. Annual Meeting.

Each year the Board of Directors shall meet in connection with the annual meeting of stockholders for the purpose of electing officers and for the transaction of other business. No notice of such annual meeting of the Board of Directors is required. Such annual meeting may be held at any other time or place which shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors, or in a consent and waiver of notice thereof, signed by all the directors.

SECTION 5. Stated Meetings.

The Board of Directors may, by resolution adopted by affirmative vote of a majority of the whole Board of Directors, from time to time appoint the time and place for holding stated meetings of the Board of Directors, if by it deemed advisable; and such stated meetings shall thereupon be held at the time and place so appointed, without the giving of any special notice with regard thereto. Except as otherwise provided in these By-Laws, any and all business may be transacted at any stated meeting.

SECTION 6. Special Meetings.

6.1 Convenors and Notice.

Special meetings of the Board of Directors may be called by or at the request of the Chairman of the Board of Directors or any two (2) directors. Notice of a special meeting of the Board of Directors, stating the place, day, and hour of the meeting, shall be given to each director in writing (by mail, electronic transmission or personal delivery) or orally (by telephone or in person).

6.2 Waiver of Notice.

With respect to a special meeting of the Board of Directors, a written waiver signed by a director or waiver by electronic transmission shall be deemed equivalent to notice to that director. A director's attendance at a meeting shall constitute that director's waiver of notice of such meeting, except when the director attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting was not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the waiver of notice of such meeting.

SECTION 7. Quorum and Manner of Acting.

Except as herein otherwise provided, forty percent (40%) of the total number of directors fixed by or in the manner provided for in these By-Laws at the time of any stated or special meeting of the Board of Directors or, if vacancies exist on the Board of Directors, forty percent (40%) of such number of directors then in office; provided, however, that such number may not be less than one-third of the total number of directors fixed by or in the manner provided for in these By-Laws, shall constitute a quorum for the transaction of business; and, except as otherwise required by statute, the Certificate of Incorporation, or these By-Laws, the act of a majority of the directors present at any such meeting at which a quorum is present shall be the act of the Board of Directors. In the absence of a quorum, a majority of the directors present may adjourn any meeting, from time to time, until a quorum is present. No notice of any adjourned meeting need be given.

SECTION 8. Chairman of the Board.

The Chairman of the Board shall preside, when present, at all meetings of the Board of Directors, except as otherwise provided by law.

SECTION 9. Resignations.

Any director may resign at any time by giving written notice or notice by electronic transmission thereof to the Secretary. Such resignation shall take effect at the time specified therefor or if the time is not specified, upon delivery thereof; and, unless otherwise specified with respect thereto, the acceptance of such resignation shall not be necessary to make it effective.

SECTION 10. Removal of Directors.

Any director may be removed with or without cause by the affirmative vote of the holders of record of a majority of the outstanding shares of stock entitled to vote, at a meeting of stockholders called for that purpose; and the vacancy on the Board of Directors caused by any such removal may be filled by the stockholders at such meeting or at any subsequent meeting.

SECTION 11. Filling of Vacancies Not Caused by Removal.

In case of any increase in the number of directors, or of any vacancy created by death, disqualification, or resignation, the additional director or directors may be elected or, as the case may be, the vacancy or vacancies may be filled, either (a) by the affirmative vote of a majority of the remaining directors, even if less than a quorum or (b) by the stockholders entitled to vote, either at an annual meeting or at a special meeting thereof called for that purpose, by the affirmative vote of a majority of the outstanding shares entitled to vote at such meeting.

SECTION 12. Director Compensation.

The Board of Directors shall have authority to determine from time to time the amount of compensation that shall be paid to its members for their service on the Board of Directors or any committee thereof.

SECTION 13. Action Without a Meeting.

Any action required or permitted to be taken at any meeting of the Board of Directors or any committee thereof may be taken without a meeting if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writings or electronic transmissions are filed with the minutes of proceedings of the Board of Directors or committee.

SECTION 14. Telephonic Meetings.

Members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting thereof by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

ARTICLE III
Board of Directors Committees

SECTION 1. Audit Committee.

In addition to any committees appointed pursuant to Section 2 of this Article, there shall be an Audit Committee, appointed annually by the Board of Directors, consisting of at least three (3) directors who are not members of management. It shall be the responsibility of the Audit Committee to review the scope and results of the annual independent audit of books and records of the Corporation and its subsidiaries and to discharge such other responsibilities as may from time to time be assigned to it by the Board of Directors. The Audit Committee shall meet at such times and places as the members deem advisable, and shall make such recommendations to the Board of Directors as they consider appropriate.

SECTION 2. Other Committees.

2.1 Committee Powers.

The Board of Directors may appoint standing or temporary committees and invest such committees with such powers as it may see fit, with power to subdelegate such powers if deemed desirable by the Board of Directors; but no such committee shall have the power or authority of the Board of Directors to adopt, amend, or repeal these By-Laws or approve, adopt, or recommend to the stockholders any action or matter expressly required by the Certificate of Incorporation, these By-Laws or the Delaware General Corporation Law to be submitted to stockholders for approval.

2.2 Committee Members.

The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

SECTION 3. Quorum and Manner of Acting.

A majority of the number of directors composing any committee of the Board of Directors, as established and fixed by resolution of the Board of Directors, shall constitute a quorum for the transaction of business at any meeting of such committee but, if less than a majority are present at a meeting, a majority of such directors present may adjourn the meeting from time to time without further notice. The act of a majority of the members of a committee present at a meeting at which a quorum is present shall be the act of such committee.

ARTICLE IV
Officers and Agents: Terms, Compensation, Removal, Vacancies

SECTION 1. Officers.

The elected officers shall be a Chairman of the Board of Directors (who shall be a director) and, at the discretion of the Board of Directors, a President (who shall be a director), and one or more Vice Presidents (each of whom may be assigned by the Board of Directors or the Chief Executive Officer an additional title descriptive of the functions assigned to such officer and one or more of whom may be designated Executive or Senior Vice President). The Board of Directors may also elect one or more Vice Chairmen. The Board of Directors shall also designate either the Chairman of the Board of Directors or the President as the Chief Executive Officer of the Corporation. The Board of Directors shall appoint a Controller, a Secretary, and a Treasurer. Any number of offices, whether elective or appointive, may be held by the same person. The Chief Executive Officer may, by a writing filed with the Secretary, designate titles as officers for employees and agents and appoint Assistant Secretaries and Assistant Treasurers as, from time to time, may appear to be necessary or advisable in the conduct of the affairs of the Corporation and may, in the same manner, terminate or change such titles.

SECTION 2. Term of Office.

So far as practicable, all elected officers shall be elected at the annual meeting of the Board of Directors in each year, and shall hold office until the annual meeting of the Board of Directors in the next subsequent year and until their respective successors are elected. The Controller, Secretary, and Treasurer shall hold office at the pleasure of the Board of Directors.

SECTION 3. Salaries of Elected Officers.

The salaries paid to the elected officers of the Corporation shall be authorized or approved by the Board of Directors.

SECTION 4. Bonuses.

None of the officers, directors, or employees of the Corporation or any of its subsidiary corporations shall at any time be paid any bonus or share in the earnings or profits of the Corporation or any of its subsidiary corporations except pursuant to a plan approved by affirmative vote of two-thirds of the members of the Board of Directors.

SECTION 5. Removal of Elected and Appointed Officers.

Any elected or appointed officer may be removed at any time, either for or without cause, by affirmative vote of a majority of the whole Board of Directors, at any meeting called for the purpose.

SECTION 6. Vacancies.

If any vacancy occurs in any office, the Board of Directors may elect or appoint a successor to fill such vacancy for the remainder of the term.

ARTICLE V
Officers' Duties and Powers

SECTION 1. Chairman of the Board.

The Chairman of the Board of Directors shall preside, when present, at all meetings of stockholders and at all meetings of the Board of Directors, in each case except as required by law. The Chairman shall have general power to execute bonds, deeds, and contracts in the name of the Corporation; to affix the corporate seal; to sign stock certificates; and to perform such other duties and services as shall be assigned to or required of the Chairman by the Board of Directors.

SECTION 2. President.

The President shall have general power to execute bonds, deeds, and contracts in the name of the Corporation; to affix the corporate seal; to sign stock certificates; during the absence or disability of the Chairman of the Board of Directors, to exercise the Chairman's powers and to perform the Chairman's duties; and to perform such other duties and services as shall be assigned to or required of the President by the Board of Directors; provided, that if the office of President is vacant, the Chairman shall exercise the duties ordinarily exercised by the President until such time as a President is elected or appointed.

SECTION 3. Chief Executive Officer.

The officer designated by the Board of Directors as the Chief Executive Officer of the Corporation shall have general and active control of its business and affairs. The Chief Executive Officer shall have general power to appoint or designate all employees and agents of the Corporation whose appointment or designation is not otherwise provided for and to fix the compensation thereof, subject to the provisions of these By-Laws; to remove or suspend any employee or agent who shall not have been elected or appointed by the Board of Directors or other body; to suspend for cause any employee, agent, or officer, other than an elected officer, pending final action by the body which shall have appointed such employee, agent, or officer; and to exercise all the powers usually pertaining to the office held by the Chief Executive Officer of a corporation.

SECTION 4. Vice Presidents and Controller.

The several Vice Presidents and the Controller shall perform all such duties and services as shall be assigned to or required of them, from time to time, by the Board of Directors or the Chief Executive Officer, respectively.

SECTION 5. Secretary.

The Secretary shall attend to the giving of notice of all meetings of stockholders and of the Board of Directors and shall keep and attest true records of all such proceedings. The Secretary shall have charge of the corporate seal and have authority to attest any and all instruments or writings to which the same may be affixed and shall keep and account for all books, documents, papers, and records of the Corporation relating to its corporate organization. The Secretary shall have authority to sign stock certificates and shall generally perform all the duties usually pertaining to the office of secretary of a corporation. In the absence of the Secretary, an Assistant Secretary or Secretary pro tempore shall perform the duties of the Secretary.

SECTION 6. Treasurer.

The Treasurer shall have the care and custody of all moneys, funds, and securities of the Corporation, and shall deposit or cause to be deposited all funds of the Corporation in accordance with directions or authorizations of the Board of Directors or the Chief Executive Officer. The Treasurer shall have power to sign stock certificates, to indorse for deposit or collection, or otherwise, all checks, drafts, notes, bills of exchange, or other commercial paper payable to the Corporation, and to give proper receipts or discharges therefor. In the absence of the Treasurer, an Assistant Treasurer shall perform the duties of the Treasurer.

SECTION 7. Additional Powers and Duties.

In addition to the foregoing especially enumerated duties and powers, the several officers of the Corporation shall perform such other duties and exercise such further powers as may be provided in these By-Laws or as the Board of Directors may from time to time determine, or as may be assigned to them by any superior officer.

SECTION 8. Disaster Emergency Powers of Acting Officers.

If, as a result of a disaster or other state of emergency, the Chief Executive Officer is unable to perform the duties of that office, (a) the powers and duties of the Chief Executive Officer shall be performed by the officer designated as Chief Financial Officer of the Corporation, provided that such officer is available and capable of performing such powers and duties, until the Chief Executive Officer becomes capable of performing those duties or until the Board of Directors shall have elected a new Chief Executive Officer or designated another individual as Acting Chief

Executive Officer; (b) such officer shall have the power in addition to all other powers granted to the Chief Executive Officer by these By-Laws and by the Board of Directors to appoint an acting President, acting Vice President - Finance, acting Controller, acting Secretary, and acting Treasurer, if any of the persons duly elected to any such office is not, by reason of such disaster or emergency, able to perform the duties of such office, each of such acting appointees to serve in such capacities until the officer for whom the appointee is acting becomes capable of performing the duties of such office or until the Board of Directors shall have designated another individual to perform such duties or have elected another person to fill such office; (c) any such acting officer so appointed shall be entitled to exercise all powers vested by these By-Laws or the Board of Directors in the duly elected officer for whom the acting officer is acting; and (d) anyone transacting business with the Corporation may rely upon a certification by any two (2) officers of the Corporation that a specified individual has succeeded to the powers of the Chief Executive Officer and that such person has appointed other acting officers as herein provided and any person, firm, corporation, or other entity to which such certification has been delivered by such officers may continue to rely upon it until notified of a change in writing signed by two (2) officers of the Corporation.

ARTICLE VI
Stock and Transfers of Stock

SECTION 1. Stock Certificates; Uncertificated Shares.

The shares of the stock of the Corporation shall be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by certificate until such certificate is surrendered to the Corporation. Every holder of stock of the Corporation represented by a certificate shall be entitled to a certificate, signed by the Chairman of the Board or the President or a Vice President and the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary, certifying the number of shares owned by the stockholder in the Corporation. Any and all of the signatures on a certificate may be a facsimile. If any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent, or registrar at the date of issue.

SECTION 2. Transfer Agents and Registrars.

The Board of Directors may, in its discretion, appoint responsible banks or trust companies in the Borough of Manhattan, in the City of New York, State of New York, or in such other city or cities as the Board of Directors may deem advisable, from time to time, to act as transfer agents and registrars of the stock of the Corporation; and, when such appointments shall have been made, no stock certificate shall be valid until countersigned by one of such transfer agents and registered by one of such registrars.

SECTION 3. Transfers of Stock.

Shares of stock may be transferred by delivery of the certificates therefor, accompanied either by an assignment in writing on the back of the certificates or by written power of attorney to sell, assign, and transfer the same, signed by the record holder thereof (or, with respect to uncertificated shares, by delivery of duly executed instructions or in any other manner permitted by law), but no transfer shall affect the right of the Corporation to pay any dividend upon the stock to the holder of record thereof, or to treat the holder of record as the holder in fact thereof for all purposes, and no transfer shall be valid, except between the parties thereto, until such transfer shall have been made upon the books of the Corporation.

SECTION 4. Lost Certificates.

The Board of Directors may provide for the issuance of new certificates of stock or uncertificated shares to replace certificates of stock lost, stolen, mutilated, or destroyed, or alleged to be lost, stolen, mutilated, or destroyed, upon such terms and in accordance with such procedures as the Board of Directors shall deem proper and prescribe.

ARTICLE VII
Miscellaneous

SECTION 1. Fiscal Year.

The fiscal year of the Corporation shall be the calendar year.

SECTION 2. (Repealed in its entirety by vote of the stockholders, May 5, 1975.)

SECTION 3. Signing of Negotiable Instruments.

All bills, notes, checks, or other instruments for the payment of money shall be signed or countersigned by such officer or officers and in such manner as from time to time may be prescribed by resolution (whether general or special) of the Board of Directors.

SECTION 4. Indemnification of Directors and Officers.

4.1 Right to Indemnification.

Each person who was or is made a party to or is threatened to be made a party to or is otherwise involved (including, without limitation, as a witness) in any actual or threatened action, suit, or proceeding, whether civil, criminal, administrative, or investigative (hereinafter a "proceeding"), by reason of the fact that he or she is or was a director or officer of the Corporation or that, being or having been such a director or officer or an employee of the Corporation, he or she is or was serving at the request of an executive officer of the Corporation as a director, officer, employee, or agent of another corporation or of a partnership, joint venture, trust, or other enterprise, including service with respect to an employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as such a director, officer, employee, or agent or in any other capacity while serving as such a director, officer, employee, or agent, shall be indemnified and held harmless by the Corporation to the full extent permitted by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than permitted prior thereto), or by other applicable law as then in effect, against all expense, liability, and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties, and amounts paid in settlement) actually and reasonably incurred or suffered by such indemnitee in connection therewith, and such indemnification shall continue as to an indemnitee who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the indemnitee's heirs, executors, and administrators; provided, however, that except as provided in Article VII, Section 4.2 with respect to proceedings seeking to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized or ratified by the Board of Directors. The right to indemnification conferred in this Section 4.1 shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer or former director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under this Section 4.1 or otherwise; and provided, further, that an advancement of expenses shall not be made if the Board of Directors makes a good faith determination that such payment would violate law or public policy.

4.2 Right of Indemnitee to Bring Suit.

If a claim under Article VII, Section 4.1 is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall also be entitled to be paid the expenses of prosecuting or defending such suit. The indemnitee shall be presumed to be entitled to indemnification under this Section 4 upon submission of a written claim (and, in an action brought to enforce a claim for an advancement of expenses, where the required undertaking has been tendered to the Corporation), and thereafter the Corporation shall have the burden of proof to overcome the presumption that the indemnitee is not so entitled. Neither the failure of the Corporation (including the Board of Directors, independent legal counsel, or the stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances, nor an actual determination by the Corporation (including the Board of Directors, independent legal counsel, or the stockholders) that the indemnitee is not entitled to indemnification shall be a defense to the suit or create a presumption that the indemnitee is not so entitled.

4.3 Nonexclusivity of Rights.

The rights to indemnification and to the advancement of expenses conferred in this Section 4 shall not be exclusive of any other right that any person may have or hereafter acquire under any statute, provisions of the Certificate of Incorporation, these By-Laws, any agreement, vote of stockholders or disinterested directors, or otherwise. Neither any amendment to or repeal of this Section 4 or of any of the procedures established by the Board of Directors pursuant to Article VII, Section 4.7, nor the adoption of any provision of the Certificate of Incorporation or these By-Laws, nor, to the fullest extent permitted by law, any modification of law, shall eliminate or reduce the effect of the right or protection of any indemnitee to indemnification and to the advancement of expenses in accordance with the provisions hereof and thereof with respect to any proceeding (regardless of when such proceeding is first threatened, commenced or completed) arising out of, or related to, any acts or omissions of such indemnitee occurring prior to such amendment or repeal.

4.4 Insurance, Contracts, and Funding.

The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee, or agent of the Corporation or another corporation, partnership, joint venture, trust, or other enterprise against any expense, liability, or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability, or loss under the Delaware General Corporation Law. The Corporation may, without further stockholder approval, enter into contracts with any indemnitee in furtherance of the provisions of this Section 4 and may create a trust fund, grant a security interest, or use other means (including, without limitation, a letter of credit) to ensure the payment of such amounts as may be necessary to effect indemnification as provided in this Section 4.

4.5 Persons Serving Other Entities.

Any person who is or was a director, officer, or employee of the Corporation who is or was serving (i) as a director or officer of another corporation of which a majority of the shares entitled to vote in the election of its directors is held by the Corporation or (ii) in an executive or management capacity in a partnership, joint venture, trust, or other enterprise of which the Corporation or a wholly owned subsidiary of the Corporation is a general partner or has a majority ownership shall be deemed to be so serving at the request of an executive officer of the Corporation and entitled to indemnification and advancement of expenses under Article VII, Section 4.1.

4.6 Indemnification of Employees and Agents of the Corporation.

The Corporation may, by action of the Board of Directors, authorize one or more executive officers to grant rights to advancement of expenses to employees or agents of the Corporation on such terms and conditions as such officer or officers deem appropriate under the circumstances. The Corporation may, by action of the Board of Directors, grant rights to indemnification and advancement of expenses to employees or agents or groups of employees or agents of the Corporation with the same scope and effect as the provisions of this Section 4 with respect to the indemnification and advancement of expenses of directors and officers of the Corporation; provided, however, that an undertaking shall be made by an employee or agent only if required by the Board of Directors.

4.7 **Procedures for the Submission of Claims.**

The Board of Directors may establish reasonable procedures for the submission of claims for indemnification pursuant to this Section 4, determination of the entitlement of any person thereto, and review of any such determination.

SECTION 5. Forum for Adjudication of Disputes.

With respect to any action arising out of any act or omission occurring after the adoption of this By-Law, unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, the Certificate of Incorporate or these By-Laws, or (iv) any action asserting a claim governed by the internal affairs doctrine, in each case subject to the Court of Chancery of the State of Delaware having personal jurisdiction over the indispensable parties named as defendants therein.

ARTICLE VIII
Amendments

SECTION 1. Amendment of the By-Laws: General.

Except as herein otherwise expressly provided, these By-Laws may be altered or repealed in any particular and new By-Laws, not inconsistent with any provision of the Certificate of Incorporation or any provision of law, may be adopted, either by

A. the affirmative vote of the holders of record of a majority in number of the shares present in person or by proxy and entitled to vote at an annual meeting of stockholders or at a special meeting thereof, the notice of which special meeting shall include the form of the proposed alteration or repeal or of the proposed new By-Laws, or a summary thereof; or

B. either by

i. the affirmative vote of a majority of the whole Board of Directors at any meeting thereof (or in accordance with Article II, Section 13), or

ii. the affirmative vote of all the directors present at any meeting at which a quorum, less than a majority, is present;

provided that Article I, Section 11.2 of these By-Laws may be amended only as set forth in Section 1.A of this By-Law, except that any amendment required by law or necessary or desirable to cure an administrative or technical deficiency may be made as provided in Section 1.B of this By-Law.

SECTION 2. Amendments as to Compensation and Removal of Officers.

Notwithstanding anything contained in these By-Laws to the contrary, the affirmative vote of the holders of record of a majority of the Voting Stock, as defined in Article FOURTH of the Certificate of Incorporation, at a meeting of stockholders called for the purpose, shall be required to alter, amend, repeal, or adopt any provision inconsistent with Sections 3, 4 and 5 of Article IV of these By-Laws, notice of which meeting shall include the form of the proposed amendment, or a summary thereof.

Exhibit C

The Certificate of Incorporation of The Boeing Company

THE BOEING COMPANY

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

THE BOEING COMPANY, a corporation organized and existing under the General Corporation Law of the State of Delaware, does hereby certify that:

1. The original Certificate of Incorporation was filed with the Secretary of State of Delaware on July 19, 1934, and the name under which it was originally incorporated is Boeing Airplane Company.

2. The following Amended and Restated Certificate of Incorporation was duly proposed by the Corporation's Board of Directors and adopted by the Corporation's stockholders in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware:

FIRST: The name of the Corporation is THE BOEING COMPANY.

SECOND: Its registered office or place of business in the State of Delaware is to be located at 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle. The name of its registered agent is Corporation Service Company, and the address of said registered agent is 2711 Centerville Road, Suite 400, in said City of Wilmington.

THIRD: The nature of the business, or objects or purposes to be transacted, promoted, or carried on, are those necessary to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH: The total number of shares of stock of all classes which the Corporation shall have authority to issue is 1,220,000,000 shares, of which 20,000,000 shares shall be Preferred Stock of the par value of $1 each (hereinafter called "Preferred Stock") and 1,200,000,000 shares shall be Common Stock of the par value of $5 each (hereinafter called "Common Stock").

The designations and the powers, preferences, and rights and the qualifications, limitations, or restrictions thereof of the shares of each class are as follows:

1. The Preferred Stock may be issued from time to time in one or more series, the shares of each series to have such voting powers, full or limited, and such designations, preferences, and relative, participating, optional, or other special rights and qualifications, limitations, or restrictions thereof as are stated and expressed herein or in the resolution or resolutions providing for the issue of such series adopted by the Board of Directors as hereinafter provided.

2. Authority is hereby expressly granted to the Board of Directors of the Corporation, subject to the provisions of this Article FOURTH and to the limitations prescribed by law, to authorize the issue of one or more series of Preferred Stock and with respect to each such series to fix by resolution or resolutions providing for the issue of such series the voting powers, full or limited, if any, of the shares of such series and the designations,

preferences, and relative, participating, optional, or other special rights and the qualifications, limitations, or restrictions thereof. The authority of the Board of Directors with respect to each series shall include but not be limited to the determination or fixing of the following:

(a) The designation of such series.

(b) The dividend rate of such series, the conditions and dates upon which such dividends shall be payable, the relation which such dividends shall bear to the dividends payable on any other class or classes of stock, and whether such dividends shall be cumulative or noncumulative.

(c) Whether the shares of such series shall be subject to redemption by the Corporation and, if made subject to such redemption, the times, prices, and other terms and conditions of such redemption.

(d) The terms and amount of any sinking fund provided for the purchase or redemption of the shares of such series.

(e) Whether or not the shares of such series shall be convertible into or exchangeable for shares of any other class or classes or of any other series of any class or classes of stock of the Corporation, and, if provision be made for conversion or exchange, the times, prices, rates, adjustments, and other terms and conditions of such conversion or exchange.

(f) The extent, if any, to which the holders of the shares of such series shall be entitled to vote with respect to the election of directors or otherwise.

(g) The restrictions, if any, on the issue or reissue of any additional Preferred Stock.

(h) The rights of the holders of the shares of such series upon the dissolution of, or upon the distribution of assets of, the Corporation.

3. Except as otherwise required by law and except for such voting powers with respect to the election of directors or other matters as may be stated in the resolution or resolutions of the Board of Directors providing for the issue of any series of Preferred Stock, the holders of any such series shall have no voting power whatsoever. Subject to such restrictions as may be stated in the resolution or resolutions of the Board of Directors providing for the issue of any series of Preferred Stock, any amendment to the Certificate of Incorporation which shall increase or decrease the authorized stock of any class or classes may be adopted by the affirmative vote of the holders of a majority of the outstanding shares of the stock of the Corporation entitled to vote for the election of directors ("Voting Stock").

4. No holder of stock of any class of the Corporation shall have, as such holder, any preemptive or preferential right of subscription to any stock of any class of the Corporation or to any obligations convertible into stock of the Corporation, issued or sold, or to any right of subscription to, or to any warrant or option for the purchase of

any thereof, other than such (if any) as the Board of Directors of the Corporation, in its discretion, may determine from time to time.

5. The Corporation may from time to time issue and dispose of any of the authorized and unissued shares of Common Stock or of Preferred Stock for such consideration not less than its par value, as may be fixed from time to time by the Board of Directors, without action by the stockholders. The Board of Directors may provide for payment therefore to be received by the Corporation in cash, property, or services. Any and all such shares of the Preferred or Common Stock of the Corporation the issuance of which has been so authorized, and for which consideration so fixed by the Board of Directors has been paid or delivered, shall be deemed fully paid stock and shall not be liable to any further call or assessment thereon.

6. Effective as of August 1, 1966, the stock of the Corporation is changed to eliminate all fractions of one share that may then exist. In lieu of each such fraction of one share there is created a money obligation of the Corporation in an amount equal to said fraction multiplied by the closing price per share of such stock on the New York Stock Exchange on August 1, 1966, such amount to be paid by the Corporation after such date to the person or persons entitled thereto conditioned only upon the surrender of the fractional share certificate to the Corporation's Transfer Agent. No money obligation or payment provided for in this paragraph shall be a charge upon or against the capital stock account of the Corporation.

FIFTH: The minimum amount of capital with which the Corporation will commence business is One Thousand Dollars.

SIXTH: The Corporation is to have perpetual existence.

SEVENTH: The private property of the stockholders shall not be subject to the payment of corporate debts.

EIGHTH: Any action by stockholders of the Corporation shall be taken at a meeting of stockholders and no action may be taken by written consent of stockholders entitled to vote upon such action unless such action shall have been submitted to the stockholders after approval by the affirmative vote of a majority of the Continuing Directors. For purposes of Article EIGHTH and Article TENTH hereof and Articles I, II and VIII of the By-Laws of the Corporation, the following definitions shall apply:

1. A "Continuing Director" is a member of the Board of Directors of the Corporation who was a director prior to May 5, 2004, or any director who was recommended for election or elected by the Continuing Directors. Any action to be taken by the Continuing Directors shall require the affirmative vote of a majority of the Continuing Directors.

2. An "Interested Stockholder" is a Person other than the Corporation who is the beneficial owner of ten percent or more of the Voting Stock as defined in Article FOURTH of the Certificate of Incorporation. For purposes of determining whether a Person is an Interested Stockholder (i) the number of shares of Voting Stock deemed to be owned by the Interested Stockholder shall include shares deemed owned through application of

the preceding sentence together with Voting Stock that may be issuable pursuant to any agreement, arrangement, or understanding or upon the exercise of conversion rights, warrants, or options, or otherwise and (ii) the number of shares of Voting Stock deemed to be outstanding shall not include any shares of Voting Stock that may be issuable pursuant to any agreement, arrangement, or understanding or upon the exercise of conversion rights, warrants, or options, or otherwise.

3. A "Person" is a natural person or a legal entity of any kind, together with any Affiliate of such person or entity, or any person or entity with whom such person, entity, or an Affiliate has any agreement or understanding relating to acquiring, voting, holding, or disposing of Voting Stock. "Affiliate" and "beneficial owner" are used herein as defined in Rule 12b-2 and Rule 13d-3, respectively, under the Securities Exchange Act of 1934 as in effect on the date of approval of this paragraph by the stockholders of the Corporation. The term "Affiliate" as used herein shall exclude the Corporation, but shall include the definition of "associate" as contained in said Rule 12b-2.

NINTH: Subject to the provisions of the laws of the State of Delaware, the following provisions are adopted for the management of the business and for the conduct of the affairs of the Corporation, and for defining, limiting, and regulating the powers of the Corporation, the directors, and the stockholders:

(a) The books of the Corporation may be kept outside the State of Delaware at such place or places as may from time to time be designated by the Board of Directors.

(b) The business of the Corporation shall be managed by its Board of Directors, and the Board of Directors shall have power to exercise all the powers of the Corporation, including (but without limiting the generality hereof) the power to create mortgages upon the whole or any part of the property of the Corporation, real or personal, without any action of or by the stockholders, except as otherwise provided by statute or by the By-Laws.

(c) The number of the directors shall be fixed by the By-Laws, subject to alteration from time to time by amendment of the By-Laws either by the Board of Directors or the stockholders. An increase in the number of directors shall be deemed to create vacancies in the Board, to be filled in the manner provided in the By-Laws. Any director or any officer elected or appointed by the stockholders or by the Board of Directors may be removed in such manner as shall be provided in the By-Laws.

(d) The Board of Directors shall have power to make and alter By-Laws, subject to such restrictions upon the exercise of such power as are contained in this Certificate or the By-Laws.

(e) The Board of Directors shall have power, in its discretion, to fix, determine, and vary from time to time the amount to be retained as surplus and the amount or amounts to be set apart out of any of the funds of the Corporation available for dividends as working capital or a reserve or reserves for any proper purpose, and to abolish any such reserve in the manner in which it was created.

(f) The Board of Directors shall have power, in its discretion, from time to time to determine whether and to what extent and at what times and places and under what conditions and regulations the books and accounts of the Corporation, or any of them, other than the stock ledger, shall be open to the inspection of stockholders; and no stockholder shall have any right to inspect any account, book, or document of the Corporation, except as conferred by law or authorized by resolution of the directors or the stockholders.

(g) Upon any sale, exchange, or other disposal of the property and/or assets of the Corporation, payment therefore may be made either to the Corporation or directly to the stockholders in proportion to their interests, upon the surrender of their respective stock certificates, or otherwise, as the Board of Directors may determine.

(h) The right to cumulate votes in the election of directors shall not exist with respect to shares of stock of the Corporation.

(i) In case the Corporation shall enter into any contract or transact any business with one or more of its directors, or with any firm of which any director is a member, or with any corporation or association of which any director is a stockholder, director, or officer, such contract or transaction shall not be invalidated or in any way affected by the fact that such director has or may have an interest therein which is or might be adverse to the interests of the Corporation, even though the vote of such director might have been necessary to obligate the Corporation upon such contract or transaction; provided, that the fact of such interest shall have been disclosed to the other directors or the stockholders of the Corporation, as the case may be, acting upon or with reference to such contract or transaction.

(j) Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof, or on the application of any receiver or receivers appointed for the Corporation under the provisions of Section 291 of Title 8 of the Delaware Code, or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under the provisions of Section 279 of Title 8 of the Delaware Code, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as the court directs. If a majority in number representing three- fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as a consequence of such compromise or arrangement, said compromise or arrangement and said reorganization shall, if sanctioned by the court to which said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

TENTH: The Corporation reserves the right to amend, alter, change, add to, or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by statute; and all rights herein conferred are granted subject to this reservation.

ELEVENTH: To the full extent that the Delaware General Corporation Law, as it exists on the date hereof or may hereafter be amended, permits the limitation or elimination of the liability of directors, a director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for conduct as a director. Any amendment to or repeal of this Article ELEVENTH shall not adversely affect any right or protection of a director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

IN WITNESS WHEREOF, the undersigned has signed this Certificate this 5th day of May, 2006.

THE BOEING COMPANY

By: /s/ JAMES C. JOHNSON
James C. Johnson
Corporate Secretary

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 23, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
PG&E Corporation (PCG)
One Other Board Topic
Ray T. Chevedden

Ladies and Gentlemen:

This further responds to the January 12, 2012 company request to avoid parts of the supporting statement of this rule 14a-8 proposal.

The text in the proposal and the company claim could both be correct:
PG&E [repeatedly] tried to shift its responsibility in court to that of the victims
and
PG&E has [finally] stated that it is fully liable for the San Bruno accident.

Mr. Anthony Earley's potential distraction with other boards is relevant because the San Bruno accident continues to demand his time.

It is incredibly irresponsible and incredibly insensitive to the victims for the company to suggest that an accident the magnitude of San Bruno is largely a thing of the past as far as the CEO is concerned. The company should withdraw its no action request immediately.

The PG&E bankruptcy crisis was estimated to have cost PG&E and the state of California between $40 and $45 billion dollars according to:
The California Electricity Crisis: Causes and Policy Options; Weare, Christopher (2003); p. 3–4; San Francisco: Public Policy Institute of California; ISBN 1-58213-064-7.

This is to request that the Securities and Exchange Commission allow this resolution to stand as submitted and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc: Ray T. Chevedden
Linda Y.H. Cheng <CorporateSecretary@pge-corp.com>

[PCG: Rule 14a-8 Proposal, November 25, 2011]

3* – CEO to Serve on a Maximum of One Other Board

RESOLVED, Shareholders request that our board of directors adopt a policy that allows our Chief Executive Officer to serve on no more than one outside board of directors of a public company that has a market capitalization of more than $200 million. This policy would address any possible need for any exception to this rule.

This proposal is important in order to focus our CEO on corrective action in regard to the rupture of the San Bruno, California natural gas transmission pipeline owned and operated by Pacific Gas and Electric Company in a residential area on September 9, 2010. The ensuing explosion and fire killed eight people plus it injured many more and leveled dozens of homes. In response to lawsuits, PG&E tried to shift its responsibility in court to that of the victims – claiming negligence on the victim's part.

The NTSB determined that the probable cause included an inadequate pipeline integrity management program, which failed to detect and repair the defective pipe. The NTSB also concluded that "the lack of either automatic shutoff valves or remote control valves on the line and PG&E's flawed emergency response procedures and delay in isolating the rupture to stop the flow of gas" contributed to the severity of the accident.

Anthony Earley, our relatively new CEO, was potentially distracted and overextended by his responsibilities on the boards of Ford Motor and Masco Corporation. Mr. Earley was further overextended by his responsibilities on at least two board committees each at Ford and Masco. Plus neither Ford nor Masco is located in California. Mr. Earley's previous employer was 10-miles from Ford.

The merit of this proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011-reported corporate governance in order to more fully realize our company's potential:

The Corporate Library, an independent investment research firm, rated our company "Very High Concern" in executive pay. Peter Darbee, our CEO leading up to the San Bruno pipeline explosion, was potentially entitled to $52 million if there was a change in control. Only 51% of CEO pay was incentive based.

Barry Williams, Lee Cox (our long-time Lead Director no less) and David Andrews were marked as "Flagged (Problem) Directors" by The Corporate Library because they were directors leading up to the 2001 PG&E bankruptcy. These three directors may be contenders for the record of long-tenure following a bankruptcy. If they do not hold individual records they may hold a group record. Williams and Andrews were even allowed on our Audit Committee. The PG&E bankruptcy crisis was estimated to have cost PG&E and the state of California between $40 and $45 billion dollars.

Maryellen Herringer received by far our highest negative votes – 21% negative and was on two of our most important board committees.

Please encourage our board to respond positively to this proposal to increase CEO focus on our company's challenges – Yes on 3.*

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 12, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
PG&E Corporation (PCG)
One Other Board Topic
Ray T. Chevedden

Ladies and Gentlemen:

This responds to the January 12, 2012 company request to avoid parts of the supporting statement of this rule 14a-8 proposal.

The text in the proposal and the company claim could both be correct:
PG&E tried to shift its responsibility in court to that of the victims
and
PG&E has [finally] stated that it is fully liable for the San Bruno accident.

Mr. Anthony Earley's potential distraction with other boards is relevant because the San Bruno accident continues to demand his time.

The PG&E bankruptcy crisis was estimated to have cost PG&E and the state of California between $40 and $45 billion dollars according to:
The California Electricity Crisis: Causes and Policy Options; Weare, Christopher (2003); p. 3–4; San Francisco: Public Policy Institute of California; ISBN 1-58213-064-7.

This is to request that the Securities and Exchange Commission allow this resolution to stand as submitted and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
Ray T. Chevedden

Linda Y.H. Cheng <CorporateSecretary@pge-corp.com>

[PCG: Rule 14a-8 Proposal, November 25, 2011]

3* – CEO to Serve on a Maximum of One Other Board

RESOLVED, Shareholders request that our board of directors adopt a policy that allows our Chief Executive Officer to serve on no more than one outside board of directors of a public company that has a market capitalization of more than $200 million. This policy would address any possible need for any exception to this rule.

This proposal is important in order to focus our CEO on corrective action in regard to the rupture of the San Bruno, California natural gas transmission pipeline owned and operated by Pacific Gas and Electric Company in a residential area on September 9, 2010. The ensuing explosion and fire killed eight people plus it injured many more and leveled dozens of homes. In response to lawsuits, PG&E tried to shift its responsibility in court to that of the victims – claiming negligence on the victim's part.

The NTSB determined that the probable cause included an inadequate pipeline integrity management program, which failed to detect and repair the defective pipe. The NTSB also concluded that "the lack of either automatic shutoff valves or remote control valves on the line and PG&E's flawed emergency response procedures and delay in isolating the rupture to stop the flow of gas" contributed to the severity of the accident.

Anthony Earley, our relatively new CEO, was potentially distracted and overextended by his responsibilities on the boards of Ford Motor and Masco Corporation. Mr. Earley was further overextended by his responsibilities on at least two board committees each at Ford and Masco. Plus neither Ford nor Masco is located in California. Mr. Earley's previous employer was 10-miles from Ford.

The merit of this proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011-reported corporate governance in order to more fully realize our company's potential:

The Corporate Library, an independent investment research firm, rated our company "Very High Concern" in executive pay. Peter Darbee, our CEO leading up to the San Bruno pipeline explosion, was potentially entitled to $52 million if there was a change in control. Only 51% of CEO pay was incentive based.

Barry Williams, Lee Cox (our long-time Lead Director no less) and David Andrews were marked as "Flagged (Problem) Directors" by The Corporate Library because they were directors leading up to the 2001 PG&E bankruptcy. These three directors may be contenders for the record of long-tenure following a bankruptcy. If they do not hold individual records they may hold a group record. Williams and Andrews were even allowed on our Audit Committee. The PG&E bankruptcy crisis was estimated to have cost PG&E and the state of California between $40 and $45 billion dollars.

Maryellen Herringer received by far our highest negative votes – 21% negative and was on two of our most important board committees.

Please encourage our board to respond positively to this proposal to increase CEO focus on our company's challenges – Yes on 3.*

Pacific Gas and Electric Company®

Frances S. Chang
Attorney at Law
Law Department

One Market Plaza, Spear Tower
Suite 400
San Francisco, CA 94105

415.817.8207
Fax: 415.817.8225
E-Mail: fsc5@pge.com

January 12, 2012

Via e-mail to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: PG&E Corporation – Notice of Intent to Exclude Portions of Shareholder Proposal Pursuant to Rule 14a-8 Promulgated Under the Securities Exchange Act of 1934, as Amended, and Request for No-Action Ruling – Proposal from the Ray T. Chevedden and Veronica G. Chevedden Family Trust

Ladies and Gentlemen:

PG&E Corporation, a California corporation, submits this letter under Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of PG&E Corporation's intent to exclude portions of the above-referenced shareholder proposal (with the supporting statement, the "Proposal") pursuant to Rule 14a-8(i)(3) from the proxy materials for PG&E Corporation's 2012 Annual Meeting of Shareholders (the "2012 Proxy Materials") because portions of the Proposal are impermissibly false and misleading, contrary to Rule 14a-8(i)(3) and Rule 14a-9.

The Proposal was submitted by Mr. Ray T. Chevedden (the "Proponent") on behalf of the Ray T. Chevedden and Veronica G. Chevedden Family Trust ("Chevedden Trust"), which is a shareholder of PG&E Corporation and qualified to submit a proposal pursuant to Rule 14a-8. The Proponent is represented by John Chevedden. PG&E Corporation asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") confirm that it will not recommend to the Commission that any enforcement action be taken if PG&E Corporation excludes a portion of the Proposal from its 2012 Proxy Materials, as described below.

In accordance with Rule 14a-8(j), a copy of this letter and its attachments is being provided to the Proponent.[1] The letter informs the Proponent of PG&E Corporation's intention to omit all or a portion of the Proposal from its 2012 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before PG&E Corporation intends to file its definitive 2012 Proxy Materials with the Commission.

I. BACKGROUND

PG&E Corporation received a Proposal from the Proponent on November 25, 2011. The Proposal requests that the PG&E Corporation Board of Directors adopt a policy allowing the Chief Executive Officer ("CEO") to serve on no more than one outside board of directors of a public company that

[1] Because this request is being submitted electronically, PG&E Corporation is not submitting six copies of the request, as specified in Rule 14a-8(j).

has market capitalization of more than $200 million. The policy would address the need for exceptions to the rule.

The Proposal's supporting statement makes claims regarding, among other things:

1. The September 9, 2010 accident involving a natural gas explosion in San Bruno, CA, and the company's litigation position with respect to this matter;

2. The current CEO (Anthony Earley's) directorships at the time of the accident; and

3. The costs of the Pacific Gas and Electric Company's petition for reorganization under Chapter 11 of the federal Bankruptcy Code. (Pacific Gas and Electric Company is a subsidiary of PG&E Corporation.)

PG&E Corporation also contacted the Proponent's representative with concerns about these claims. A copy of the Proposal and all related correspondence is included as Exhibit A.

II. REASON FOR EXCLUSION/AMENDMENT

A. Proposal Contains false and misleading statements, which may be omitted pursuant to Rule 14a-8(i)(3) and Rule 14a-9.

Under SEC Rule 14a-8(i)(3), a company may exclude all or portions of a proposal and supporting statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules. By extension, this includes portions of proposals or supporting statements that are impermissibly false or misleading pursuant to SEC Rule 14a-9. Staff Legal Bulletin No. 14B (Sep. 15, 2004) clarifies the Staff's views on the application of Rule 14a-8(i)(3) and Rule 14a-9, and specifically states that exclusion of all or a portion of a supporting statement may be appropriate where (a) a company demonstrates objectively that a factual statement is materially false or misleading or (b) substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote.

PG&E Corporation believes that each of the following statements is materially false or misleading to shareholders who are considering the Proposal. We also provide recommendations regarding how to address each issue.

- *STATEMENT: "This proposal is important in order to focus our new CEO on corrective action in regard to the rupture of the San Bruno, California natural gas transmission pipeline owned and operated by Pacific Gas and Electric Company in a residential area on September 9, 2010. The ensuing explosion and fire killed eight people plus it injured many more and leveled dozens of homes. In response to lawsuits, PG&E tried to shift its responsibility in court to that of the victims – claiming negligence on the victim's part." (emphasis added)*

  Pacific Gas and Electric Company has stated that it is fully liable for the San Bruno accident. *See, e.g.,* Pacific Gas and Electric Company's press release from December 16, 2011, which is attached as Exhibit B and also can be accessed using the following URL:

http://www.pge.com/about/newsroom/newsreleases/20111213/pge_states_it_is_liable_for_the_san_bruno_pipeline_accident.shtml

In light of the above information, we recommend deleting the last sentence of this paragraph (underlined above).

- *STATEMENT: "The NTSB determined that the probable cause [of the San Bruno accident] included an inadequate pipeline integrity management program, ...*

  Anthony Earley, our relatively new CEO, was potentially distracted and overextended by his responsibilities on the boards of Ford Motor and Masco Corporation. Mr. Earley was further overextended by his responsibilities on at least two board committees each at Ford and Masco. Plus, neither Ford nor Masco is located in California. Mr. Earley's previous employer was 10-miles from Ford."

  The language in the second paragraph (starting with *"Anthony Earley, our relatively new CEO, was potentially distracted"*) suggests that Mr. Earley's service on the Ford and Masco boards of directors interfered with his duties as an officer of PG&E Corporation, in ways that could have prevented or mitigated the impact of the San Bruno accident. This implication arises largely because the first sentence of the paragraph is in past tense, and the paragraph directly prior to that paragraph refers to the San Bruno accident.

  In fact, Mr. Earley did not join PG&E Corporation until September 13, 2011, which is more than one year after the San Bruno accident.

  We recommend amending the paragraph regarding Mr. Earley, to remove this implication. Possible edits might include adding the words "In his prior position at DTE Energy Company" to the beginning of the paragraph, or changing the words "was potentially distracted" to "could be potentially distracted..." and making similar edits throughout the paragraph.

- *STATEMENT: "The PG&E bankruptcy crisis was estimated to have cost PG&E and the state of California between $40 and $45 billion dollars."*

  This statement is both unsubstantiated and misleading. Even if the state of California has paid between $40 to $45 billion dollars as a result of the entire California energy crisis, language in the proposal suggests incorrectly that PG&E's actions, alone, created a cost of nearly $45 billion to PG&E and California.

  We recommend recasting the paragraph as follows:

  > "The PG&E bankruptcy was a result of the California energy crisis. The California energy crisis, as a whole, was estimated to have cost the State of California and PG&E between $40 to $45 billion dollars.

III. CONCLUSION

As discussed above, PG&E Corporation believes that the Proposal contains numerous false or misleading statements that may be excluded from the PG&E Corporation's proxy statement pursuant to SEC Rule 14a-8(i)(3) and Rule 14a-9. By this letter, I request confirmation that the Staff will not recommend enforcement action to the Commission if PG&E Corporation excludes the described statements from its 2012 Proxy Materials in reliance on the aforementioned rule.

We would appreciate a response from Staff by March 8, 2012, to provide the Corporation with sufficient time to finalize and print its 2012 proxy materials.

Consistent with Staff Legal Bulletin No. 14F (dated October 18, 2011), I would appreciate it if the Staff would send a copy of its response to this request to me by e-mail at CorporateSecretary@pge.com when it is available. The Proponent's representative, John Chevedden, has provided the following e-mail address to us for communications:
FISMA & OMB Memorandum M-07-16

If you have any questions regarding this request or desire additional information, please contact me at (415) 817-8207.

Very truly yours,

Frances S. Chang
Attorney for PG&E Corporation

Attachments: Exhibits A - B

cc: Linda Y.H. Cheng
John Chevedden
Ray T. Chevedden

EXHIBIT A

Ray T. Chevedden

FISMA & OMB Memorandum M-07-16

Mr. Anthony F. Earley
Chairman
PG&E Corporation (PCG)
One Market, Spear Tower, Suite 2400
San Francisco, CA 94105
PH: 415-267-7000
FX: 415-267-7267

Dear Mr. Earley,

I purchased and hold stock in our company because I believe our company has greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

FISMA & OMB Memorandum M-07-16 at:

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

Ray T. Chevedden 11/20/2011
Ray T. Chevedden Date
Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490
Shareholder

cc: Linda Y.H. Cheng
Corporate Secretary
PH: 415-267-7070
FX: 415-267-7260
FX: 415-267-7268

[PCG: Rule 14a-8 Proposal, November 25, 2011]

3* – CEO to Serve on a Maximum of One Other Board

RESOLVED, Shareholders request that our board of directors adopt a policy that allows our Chief Executive Officer to serve on no more than one outside board of directors of a public company that has a market capitalization of more than $200 million. This policy would address any possible need for any exception to this rule.

This proposal is important in order to focus our CEO on corrective action in regard to the rupture of the San Bruno, California natural gas transmission pipeline owned and operated by Pacific Gas and Electric Company in a residential area on September 9, 2010. The ensuing explosion and fire killed eight people plus it injured many more and leveled dozens of homes. In response to lawsuits, PG&E tried to shift its responsibility in court to that of the victims – claiming negligence on the victim's part.

The NTSB determined that the probable cause included an inadequate pipeline integrity management program, which failed to detect and repair the defective pipe. The NTSB also concluded that "the lack of either automatic shutoff valves or remote control valves on the line and PG&E's flawed emergency response procedures and delay in isolating the rupture to stop the flow of gas" contributed to the severity of the accident.

Anthony Earley, our relatively new CEO, was potentially distracted and overextended by his responsibilities on the boards of Ford Motor and Masco Corporation. Mr. Earley was further overextended by his responsibilities on at least two board committees each at Ford and Masco. Plus neither Ford nor Masco is located in California. Mr. Earley's previous employer was 10-miles from Ford.

The merit of this proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011-reported corporate governance in order to more fully realize our company's potential:

The Corporate Library, an independent investment research firm, rated our company "Very High Concern" in executive pay. Peter Darbee, our CEO leading up to the San Bruno pipeline explosion, was potentially entitled to $52 million if there was a change in control. Only 51% of CEO pay was incentive based.

Barry Williams, Lee Cox (our long-time Lead Director no less) and David Andrews were marked as "Flagged (Problem) Directors" by The Corporate Library because they were directors leading up to the 2001 PG&E bankruptcy. These three directors may be contenders for the record of long-tenure following a bankruptcy. If they do not hold individual records they may hold a group record. Williams and Andrews were even allowed on our Audit Committee. The PG&E bankruptcy crisis was estimated to have cost PG&E and the state of California between $40 and $45 billion dollars.

Maryellen Herringer received by far our highest negative votes – 21% negative and was on two of our most important board committees.

Please encourage our board to respond positively to this proposal to increase CEO focus on our company's challenges – Yes on 3.*

Notes:
Ray T. Chevedden, ***FISMA & OMB Memorandum M-07-16*** submitted this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or .
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by emailFISMA & OMB Memorandum M-07-16***

P.O. BOX 770001
CINCINNATI, OH 45277-0045

NATIONAL
FINANCIAL℠

November 29, 2011

Ray T. Chevedden
Via facsimile to: ***FISMA & OMB Memorandum M-07-16***

To Whom It May Concern:

This letter is provided at the request of Mr. Ray T. Chevedden and is intended to serve as confirmation of his share ownership in Bank of America Corp. (BAC), Ford Motor Company (F), FirstEnergy Corp. (FE), Nisource Inc. (NI) and Pacific Gas &Electric Corp. (PCG).

Please accept this letter as confirmation that Mr. Ray T. Chevedden, as trustee of the Ray and Veronica Chevedden Family Trust, has continuously held no less than 500 shares of Bank of America Corp. (CUSIP: 060505104), 500 shares of Ford Motor Company (CUSIP: 345370860), 200 shares of FirstEnergy Corp. (CUSIP: 337932107), 200 shares of Nisource Inc. (CUSIP: 65473P105) and no less than 200.000 shares of Pacific Gas &Electric Corp. (CUSIP: 69331C108) since July 1, 2010. These shares are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W622675-29NOV11

From: Corporate Secretary
Sent: Friday, January 06, 2012 8:53 AM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: PG&E Corporation Shareholder Proposal - Chevedden Family Trust

Via e-mail toFISMA & OMB Memorandum M-07-16***

SUBJECT: SHAREHOLDER PROPOSAL SUBMITTED TO PG&E CORPORATION BY THE CHEVEDDEN FAMILY TRUST

Dear Mr. Chevedden:

PG&E Corporation has reviewed the shareholder proposal that was submitted to PG&E Corporation by the Ray T. Chevedden and Veronica G. Chevedden Family Trust (Proposal) on November 25, 2011. (The submission requested that the CEO serve as a director of no more than one outside public company with market capitalization over $200 million.)

We have several questions and concerns regarding claims in the Proposal's supporting statement, and are hopeful that we can resolve some of these concerns without resorting to challenging the Proposal pursuant to SEC Rule 14a-8.

Each of the problematic claims is reproduced and discussed below, along with our recommendation regarding how to address the issue.

1. *STATEMENT: "This proposal is important in order to focus our new CEO on corrective action in regard to the rupture of the San Bruno, California natural gas transmission pipeline owned and operated by Pacific Gas and Electric Company in a residential area on September 9, 2010. The ensuing explosion and fire killed eight people plus it injured many more and leveled dozens of homes. In response to lawsuits, PG&E tried to shift its responsibility in court to that of the victims – claiming negligence on the victim's part." (emphasis added)*

Pacific Gas and Electric Company has stated that it is fully liable for the San Bruno accident. *See, e.g.*, Pacific Gas and Electric Company's press release from December 16, 2011, which can be accessed using the following URL:
http://www.pge.com/about/newsroom/newsreleases/20111213/pge_states_it_is_liable_for_the_san_bruno_pipeline_accident.shtml

In light of the above information, we request that you delete the last sentence of this paragraph (underlined above).

2. *"The NTSB determined that the probable cause [of the San Bruno accident] included an inadequate pipeline integrity management program, ..."*

Anthony Earley, our relatively new CEO, was potentially distracted and overextended by his responsibilities on the boards of Ford Motor and Masco Corporation. Mr. Earley was further overextended by his responsibilities on at least two board committees each at Ford and Masco. Plus, neither Ford nor Masco is located in California. Mr. Earley's previous employer was 10-miles from Ford."

The language in the second paragraph (starting with "*Anthony Earley, our relatively new CEO, was potentially distracted")* suggests that Mr. Earley's service on the Ford and Masco boards of directors interfered with his duties as an officer of PG&E Corporation, in ways that could have prevented or mitigated the impact of the San Bruno accident. This implication arises largely because the first sentence of the paragraph is in past tense, and the paragraph directly prior to that paragraph refers to the San Bruno accident.

In fact, Mr. Earley did not join PG&E Corporation until September 13, 2011, which is more than one year after the San Bruno accident.

We recommend amending the paragraph regarding Mr. Earley, to remove this implication. Possible edits might include adding the words "In his prior position at DTE Energy Company" to the beginning of the paragraph, or changing the words "was potentially distracted" to "could be potentially distracted…"

3. *"The PG&E bankruptcy crisis was estimated to have cost PG&E and the state of California between $40 and $45 billion dollars."*

This is unsubstantiated. Further, while it is possible that the state of California may have paid between $40 to $45 billion dollars as a result of the entire California energy crisis, language in the proposal suggests incorrectly that PG&E's actions, alone, created a cost of nearly $45 billion to PG&E and California. That is misleading.

We recommend recasting the paragraph as follows:

"The PG&E bankruptcy was a result of the California energy crisis. The California energy crisis, as a whole, was estimated to have cost the State of California between $40 to $45 billion dollars."

We would be happy to discuss the above recommendations with you. Please note that, due to regulatory deadlines, PG&E Corporation may need to submit a No-Action Letter request to SEC Staff before these issues can be resolved. If these issues are subsequently resolved, however, we will alert SEC Staff of the extent to which the NAL request will be withdrawn.

I can be reached at the above e-mail address, or you may call me at (415)817-8207.

Very truly yours,

Frances Chang

Attorney

Pacific Gas and Electric Company

From: ***FISMA & OMB Memorandum M-07-16*** [mailto:***FISMA & OMB Memorandum M-07-16***]
Sent: Monday, January 09, 2012 7:19 PM
To: Corporate Secretary
Subject: PG&E Corporation Shareholder Proposal (PCG)

Dear Ms. Chang, After careful consideration I believe that this text that accompanied the rule 14a-8 proposal addresses the questions in the company January 9, 2010 message:

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

This item from the above text seems particularly relevant:
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

Sincerely,
John Chevedden
cc: Ray T. Chevedden